UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Uccellini Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      September 13, 2017

Physical Address of Issuer:

626 NW Arizona Avenue
Bend, Oregon 97703

Website of Issuer:

https://LoraDiCarlo.com

Is there a co-issuer?____yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

111486959.2 0068322-00003

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

February 28, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$2,258,030	$3,196,412
Cash & Cash Equivalents	$1,224,742	$2,276,194
Accounts Receivable	$124,532	-
Short-term Debt	$1,063,607	$0
Long-term Debt	$998,988*	$1,060,000
Revenues/Sales	$7,322,605	-
Cost of Goods Sold	$2,372,216	-
Income Taxes Paid	$0	$0
Net Income	$(4,218,861)	$(4,337,992)

*Net of current portion.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 1, 2021
Explanatory Note

This Form C/A amends the Form C/A previously filed by the Issuer to update the disclosure regarding the fact that in 2020 the Issuer issued securities of the Issuer to LDC SAFE I, a series of Republic Master Fund, LP (LDC SAFE I, a series of Republic Master Fund, LP is a fund advised by an affiliate of the Intermediary); see "Capitalization, Debt and Ownership" below.

Uccellini Inc.



LORA DICARLO

Up to $5,000,000 of Crowd SAFE (Simple Agreement for Future Equity)

Uccellini Inc. dba Lora DiCarlo ("**Lora DiCarlo**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by February 28, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by a pro rata beneficial interest (based on the amount invested) in an Omnibus Crowd SAFE, attached hereto as **Exhibit C**. Under the Subscription Agreement and Omnibus Crowd SAFE, Securities sold in this Offering will be deposited into a custodial account with Prime Trust, LLC, who will serve as the custodian and legal record holder (the "**Custodian**") for this Offering. Investors will be required to establish, or verify that they already have an account with the Custodian in order to receive Securities from this Offering.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$500,000	$30,000	$470,000

Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$5,000,000	$300,000	$4,700,000

  (1) This excludes fees to Company's advisors, such as attorneys and accountants.
  (2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
  (3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
  (4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR

WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://LoraDiCarlo.com/annualreport.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://republic.co/loradicarlo

The date of this Form C/A is July 1, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A ("***Form C***"). We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Uccellini Inc. is a Delaware corporation that was originally formed on September 13, 2017 as a Delaware limited liability company.

The Company is located at 626 NW Arizona Avenue, Bend, Oregon 97703.

The Company's website is https://LoraDiCarlo.com.

The Company sells consumer personal care products and devices, throughout the United States and internationally, direct to consumer through the internet and also through distributors and retail accounts.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/loradicarlo and is attached as **Exhibit B** to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	5,000,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$500,000
Offering Deadline	February 28, 2022
Use of Proceeds	See the description of the use of proceeds on page 16 hereof.
Voting Rights	See the description of the voting rights on page 31.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

The Company's personal care products have been impacted by reduced demand for discretionary consumable products by consumers due to the impact of the COVID-19 pandemic, including increased unemployment and concerns about the economy. Continuing recessionary economic conditions, including after the direct impact of the pandemic has subsided, may continue to impact consumer demand for certain of our products and put downward pressure on product prices.

Additionally, the supply of our products depends on the uninterrupted efficient operation of the facilities of our contract manufacturers and other suppliers and our ability to meet customer service levels, and the manufacturing of certain of our products is concentrated in one or more of our contract manufacturers or other suppliers, with limited alternate qualified facilities available. Any event that disrupts or otherwise negatively impacts our contract manufacturers or other suppliers could result in the delivery of inferior products or our ability to meet customer requirements or service levels. As the COVID-19 pandemic continues, we could face challenges in on time delivery and full product shipments as a result of employee absenteeism or sickness, additional governmental or regulatory actions, closures or other restrictions that limit or close our contract manufacturers' facilities or those of our suppliers.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

In particular, the Company currently relies on a limited number of contract manufacturers for the manufacture of the Company's products. These manufactures are located in Asia, Europe and the United States. We could experience material disruptions in production at these contract manufacturing facilities and other supply chain issues, which could result in out-of-stock conditions. If any of these manufacturers becomes insolvent, ceases or significantly reduces its operations or experiences financial distress, as a result of the COVID-19 pandemic or otherwise, or if any environmental, economic or other outside factors impact its operations, then we may be unable to meet our contractual obligations and customer expectations, which could damage our reputation and result in lost customers and sales, or the incurrence of higher than expected expenses.

Failure to effectively utilize or successfully assert intellectual property rights, and the loss or expiration of such rights, could materially adversely affect our competitiveness. Infringement by us of third-party intellectual property rights could result in costly litigation and/or the modification or discontinuance of our products.

The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. In addition, if our products are found to infringe intellectual property rights of others, the owners of those rights could bring legal actions against us claiming substantial damages for past infringement and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages from past infringement, we could be required to obtain a license in order to continue to manufacture or market the affected products, potentially adding significant costs. We might not prevail in any action brought against us or we may be unsuccessful in securing any license for continued use and therefore have to discontinue the marketing and sale of a product.

In particular, see the discussion of the Novoluto litigation matter under "Litigation" below in this Form C.

The Company's success depends on the experience and skill of its key employees.

The Company depends upon the management and key personnel of the Company and, in particular, of Lora LeeAnne Haddock DiCarlo, our CEO. There can be no assurance that Ms. DiCarlo or any of our other key employees will continue to be employed by the Company for a particular period of time. The loss of Ms. DiCarlo, or any of our key employees, could harm the Company's business, financial condition, cash flow and results of operations. In addition, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, and even acquiring key man insurance would not ameliorate all of the risk of relying on key personnel.

Loss of services provided by Cara Delevingne could materially harm our product development and marketing efforts and our sales.

Cara Delevingne is an investor in and service provider to the Company. If for any reason Ms. Delevingne ceases to provide services to the Company, it could materially harm our product development and marketing efforts and our sales.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In addition, the effectiveness of our brand could suffer if our marketing plans or product initiatives do not have the desired impact on the brand's image or its ability to attract consumers. Our brand could suffer damage to its reputation due to real or perceived, sustainability, quality or safety issues, including as a result of, among other things, significant product recalls, product-related litigation, defects or impurities in our products, product misuse, changing consumer perceptions of certain ingredients or environmental impacts (including packaging, energy and water use and waste management), or allegations of product tampering. In addition, as our sales on e-commerce platforms grow, we may be unable to prevent sales of counterfeit, pirated, or stolen goods, unlawful or unethical sales, unauthorized resellers online, or sales in violation of our policies.

Additionally, claims made in our marketing campaigns may become subject to litigation alleging false advertising and could cause us to alter our marketing plans and may affect sales or result in the imposition of significant damages against us.

In addition, if our products are found to be defective in labeling or content, we may be exposed to liability, in addition to reputational harm. Sale of our products may expose the Company to potential product liability claims, recalls or other regulatory or enforcement actions initiated by federal, state or foreign regulatory authorities or through private causes of action. Such claims, recalls or actions could be based on allegations that, among other things, the products sold by the Company are misbranded, contain contaminants or impermissible ingredients, provide inadequate instructions regarding their use or misuse, or include inadequate warnings concerning flammability or interactions with other substances. Claims against the Company could also arise as a result of the misuse by purchasers of our products or as a result of their use in a manner different than the intended use. The Company may be required to pay for losses or injuries actually or allegedly caused by the products the Company sells and to recall any product the Company sells that is alleged to be or is found to be defective.

We face intense competition in our market.

We face intense competition from consumer products companies, both in the U.S. and in international markets. Our products compete with widely-advertised promoted and merchandised brands. During times of economic uncertainty, consumers may purchase more lower price brands. We may be required to reduce the prices for some of our products to respond to competitive and customer pressures, which could have a material adverse effect on the Company. Advertising, promotion, merchandising and packaging also have a significant impact on retail customer decisions regarding the brands and product lines they sell and on consumer purchasing decisions. A newly introduced consumer product (whether improved or newly developed) usually encounters intense competition requiring substantial expenditures for advertising, sales promotion and trade merchandising. If a product gains consumer acceptance, it normally requires continued advertising, promotional support and product improvements to maintain its relative market position. If our advertising, marketing and promotional programs are not effective, our sales will be materially and adversely effected.

Many of our competitors have greater financial resources than we do, and, therefore, have the capacity to outspend us on advertising and promotional activities and introduce competing products more quickly and respond more effectively to changing business and economic conditions than we can. See "Competition" below in this Form C for more information and a discussion of our competitors.

We have a substantial amount of debt.

The Company has a substantial amount of outstanding debt to related parties; see discussion below in this Form C under "Outstanding Debt." Some of the debt is secured by the assets of the Company. Accordingly, in the event the Company is unable to pay the indebtedness when due, the lender may foreclose on the assets of the Company, which could leave the Company without any assets or any ability to generate revenue. The substantial indebtedness and other contractual commitments of the Company may adversely affect its business, financial condition, results of operations, and ability to meet its existing payment obligations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

For example, any future determination by the U.S. Food and Drug Administration ("FDA") or a similar foreign agency or any other agency, or by us in reviewing our compliance with applicable rules and regulations, that our products or quality systems are subject to, or do not comply with, applicable regulations could result in future compliance activities, including product withdrawals or recalls, import detentions, injunctions preventing the shipment of products, or other enforcement actions. In particular, future consumable products that we may develop and offer may require FDA review or approval.

As another example, we are also subject to regulation by the Federal Trade Commission ("FTC") in connection with the content and truthfulness of our labeling, advertising, promotion, trade practices and other matters. The FTC has instituted numerous enforcement actions against companies for failure to adequately substantiate claims made in advertising or for the use of otherwise false or misleading advertising claims. These enforcement actions have resulted in consent decrees and the payment of civil penalties and/or restitution by the companies involved. Such actions can result in substantial financial penalties and significantly restrict the marketing of our products.

As another example, the Consumer Product Safety Commission ("CPSC") has jurisdiction over consumer products, regulates their safety and has authority over recalls.

Additional legislation may be introduced which, if passed, could impose substantial new regulatory requirements on wellness devices and other products the Company offers. The effect of additional domestic or international governmental legislation, regulations, or administrative orders, if and when promulgated, cannot be determined. New legislation or regulations may require the reformulation of certain products to meet new standards and require the recall or discontinuance of certain products not capable of reformulation.

We cannot predict whether new legislation regulating our activities will be enacted or what effect any legislation would have on our business.

The Company is subject to conflict-of-interest risks associated with certain lending arrangements.

The Company is party to lending arrangements with a non-officer employee and also with an entity controlled by our Chief Operating Officer. Some or all of these agreements may not have been negotiated in an arms-length manner and may contain terms that are different than those contained in similar arms-length commercial agreements.

The Company is subject to conflict-of-interest risks associated with 100% of the outstanding shares of voting capital stock of the Company being controlled by spousal equivalents.

Lora LeeAnne Haddock DiCarlo, the Company's Chief Executive Officer, and Douglas Layman, the Company's Chief Operating Officer, are spousal equivalents who together effectively control 100% of the outstanding voting capital stock of the Company.

Ms. DiCarlo individually owns 24.42% of the outstanding common shares. The Oregon Opportunity Zone Limited Partnership, an entity controlled by Mr. Layman and of which he is the General Partner, owns 63.82% of the outstanding common shares. River Bend Capital LLC owns 11.75% of the outstanding common shares and is an entity wholly-owned by Mr. Layman.

The Company may be subject to various other potential conflicts of interest because some of its officers and directors may be engaged in a range of business activities.

In some cases, the Company's officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company's business and affairs and that could adversely affect the Company's operations. These business interests could require significant time and attention of the Company's officers and directors.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing or which may be seeking investments similar to those desired by the Company. The interests of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Securities law is complex, and the Company could potentially be found to have not complied with securities law in connection with this Offering.

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications to Investors prior to the Offering are attached hereto as **Exhibit D**.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. Additionally, investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

Investors will not have a beneficial interest in equity of the Company until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have a direct or indirect ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not have a beneficial interest in shares of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities, in which case the Custodian will become the legal owner and holder of record. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than a beneficial interest in equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holder of the CF Shadow Securities will vote in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when theirSecurities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holder, the Custodian, will vote the CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive a beneficial interest in CF Shadow Securities in the form of a beneficial interest in shares of Series B-CF Shadow Preferred Stock, and the Custodian would be bound by their terms to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interest in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holder of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holder of the Securities upon a qualifying financing. The Company also has a cash incentive plan for employees that provides for payments in connection with a sale of the Company. These payments will have the effect of reducing amounts available for the holder of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Omnibus Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Omnibus Crowd SAFE agreement, which is attached hereto as **Exhibit C**.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holder of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, included preferred stock holders, have been paid in full. Neither the holder of the Securities nor the holder of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby the holder of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, the holder of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business

Lora DiCarlo develops and globally markets personal care/sexual wellness products and services via online consumer and wholesale business-to-business channels. Most of our customers are in the United States, Canada and Europe.

Business Plan

The Company anticipates continued commitments to both its product development and sales and marketing functions for the foreseeable future.

The Company's Products and/or Services

Product / Service	Description	Current Market
Core robotic personal massagers that mimic human touch, including our Ose, Baci, Onda, Filare, and Carezza products	Personal massager	Direct to consumer, industry distributors and retail account
Warming line of personal massagers, including our Drift, Tilt, and Sway products	Personal massager	Direct to consumer, industry distributors and retail account
Consumables, including lubricants, fluids, cleaners and complementary products	Health and wellness personal care products	Direct to consumer, industry distributors and retail account
Wellness services	Customer support and product coaching	End users and prospective end users purchasing online or via retail outlets

Competition

We compete in the personal care consumer product category, which is highly competitive. This category requires significant advertising and promotion. We compete in this category primarily on the basis of product innovation and performance, brand recognition, value and other consumer benefits. If we are unable to maintain price or trade terms acceptable to our customers, they could increase product purchases from competitors and reduce purchases from us, which would harm our sales and potential profitability.

Our competitors include, among others, LUVU Brands, Standard Innovation, Lovehoney, OhMiBod, Doc Johnson, Reckitt Benckiser, Dame, Lelo, Satisfyer and Womanizer. Many of these companies have greater financial resources than we do and have the capacity to outspend us in their attempts to gain market share.

Product introductions typically involve introductory marketing and sales costs in the year of launch, and we usually are not able to determine whether new products and line extensions will be successful until a period of time has elapsed following the introduction of new products or the extension of the product lines. For additional discussion of the competitive environment in which we conduct our business, see "Risk Factors."

Customer Base

The Company sells both direct to consumers and via business-to-business accounts. End customers to date cross a broad age range. Thus far, geographic distribution is weighted heavily towards the US, with management seeing opportunity for growth in Europe and Asia.

Supply Chain

The Company's products are manufactured by contract manufacturers in Asia, Europe and the United States. The products are then delivered to contract warehouses, one in Asia, one in Europe and one in the United States. Products are shipped to customers directly from those warehouses.

Intellectual Property of the Company

Lora DiCarlo presently has thirteen utility patents pending, along with certain brand and product name trademarks registered or pending. More detailed information is included in the table below.

Title	Application or Registration #	Description	File Date	Grant Date	Country
ELECTROMECHANICAL MASSAGER	D898937	Design Patent App.	6/21/2019	10/13/2020	United States
ELECTROMECHANICAL MASSAGER	188495	Design Registration App.	7/2/2019	8/24/2020	Canada
ELECTROMECHANICAL MASSAGER	201913725	Design Patent App.	9/2/2019	9/2/2019	Australia
ELECTROMECHANICAL MASSAGER	6610051	Design Patent App.	3/7/2019	10/1/2019	Europe
ELECTROMECHANICAL MASSAGER	D884206	Design Patent App.	1/3/2019	5/12/2020	United States
PRESSURE FIELD STIMULATION DEVICE	16/569,701	Utility Patent App.	9/13/2019	n/a	United States
PRESSURE FIELD STIMULATION DEVICE HAVING ADAPTABLE ARM	16/569,703	Utility Patent App.	9/13/2019	n/a	United States
PERSONAL MASSAGER	10940076	Utility Patent App.	9/13/2019	3/9/2021	United States
PERSONAL MASSAGER	19817569	Utility Patent App.	9/13/2019	n/a	Europe
PERSONAL MASSAGER	17/076,376	Utility Patent App.	10/21/2020	n/a	United States
MASSAGER DEVICE WITH EXPANSION FUNCTION	16/569,727	Utility Patent App.	9/13/2019	n/a	United States
PRESSURE FIELD STIMULATION DEVICE	16/569,715	Utility Patent App.	9/13/2019	n/a	United States
PERSONAL MASSAGER HAVING AN ARM ADAPTABLE IN SHAPE	16/569,718	Utility Patent App.	9/13/2019	n/a	United States
PERSONAL MASSAGER HAVING AN ARM ADAPTABLE IN SHAPE	19817571	Utility Patent App.	9/13/2019	n/a	Europe
PRESSURE FIELD STIMULATION DEVICE	16/569,697	Utility Patent App.	9/13/2019	n/a	United States
STIMULATION DEVICE HAVING A PRESSURE FIELD STIMULATOR AND A ROLLER MASSAGER	10959907	Utility Patent App.	9/13/2019	3/30/2021	United States
STIMULATION DEVICE HAVING A PRESSURE FIELD STIMULATOR AND A ROLLER MASSAGER	17/166,447	Utility Patent App.	2/3/2021	n/a	United States
STIMULATION DEVICE HAVING A PRESSURE FIELD STIMULATOR AND A ROLLER MASSAGER	19817570	Utility Patent App.	9/13/2019	n/a	Europe

PRESSURE FIELD STIMULATOR HAVING A CUP INTEGRATED WITH A SHEATH	16/569,722	Utility Patent App.	9/13/2019	n/a	United States
ELECTROMECHANICAL MASSAGER	29/717,543	Design Patent App.	12/18/2019	n/a	United States
ELECTROMECHANICAL MASSAGER	7481478-0001, 0002, 0003, 0004	Design Registration App.	12/18/2019	1/6/2020	Europe
ELECTROMECHANICAL STIMULATOR	29/717,547	Design Patent App.	12/18/2019	n/a	United States
ELECTROMECHANICAL STIMULATOR	7437488-0001, 0002	Design Registration App.	12/18/2019	1/24/2020	Europe
ELECTROMECHANICAL STIMULATOR	306029487 S	Design Registration App.	12/20/2019	1/9/2020	China
ELECTROMECHANICAL MASSAGER	29/717,549	Design Registration App.	12/18/2019	n/a	United States
ELECTROMECHANICAL MASSAGER	7482716	Design Registration App.	1/6/2020	n/a	Europe
ELECTROMECHANICAL MASSAGER	306134114	Design Registration App.	1/21/2020	10/27/2020	China
ELECTROMECHANICAL MASSAGER	29/717,551	Design Patent App.	12/18/2019	n/a	United States
ELECTROMECHANICAL MASSAGER	7482724-0001	Design Registration App.	1/6/2020	4/9/2020	Europe
ELECTROMECHANICAL MASSAGER	306029513	Design Registration App.	1/21/2020	9/1/2020	China
PRESSURE FIELD STIMULATION DEVICE	16/985,558	Utility Patent App.	8/5/2020	n/a	United States
PRESSURE FIELD STIMULATION DEVICE	17/199,564	Utility Patent App.	3/12/2021	n/a	United States
PRESSURE FIELD STIMULATION DEVICE HAVING AN EXPANDABLE CUP TOY	16/985,564	Utility Patent App.	8/5/2020	n/a	United States
MASSAGER	16/934,275	Utility Patent App.	7/21/2020	n/a	United States
MASSAGER	16/934,292	Utility Patent App.	7/21/2020	n/a	United States
PRESSURE FIELD STIMULATION DEVICE HAVING A CUP WITH VENTS	63/121,309	Provisional Patent App.	12/10/2020	n/a	United States
STIMULATION DEVICE	63/142,038	Provisional Patent App.	1/27/2021		United States
Lora DiCarlo (Standard)	6086441	Trademark	10/23/2018	6/23/2020	United States
Lora DiCarlo (Standard)	1 958 620	Trademark	4/23/2019	n/a	Canada
Lora DiCarlo (Standard)	2017319	Trademark	10/23/2018	12/23/2019	Australia
Lora DiCarlo (Standard)	1472839	Trademark	10/23/2018	11/22/2019	Europe
Lora DiCarlo (Standard)	88166604	Trademark	10/23/2018	8/15/2019	China

Ose' (Standard)	6102876	Trademark	10/28/2018	7/14/2020	United States
Ose' (Standard)	1 958 619	Trademark	4/23/2019	n/a	Canada
Ose' (Standard)	2017328	Trademark	4/19/2019	12/23/2019	Australia
Ose' (Standard)	1472840	Trademark	4/19/2019	11/22/2019	Europe
ONDA (Standard)	88791095	Trademark	2/10/2020	n/a	United States
ONDA (Standard)	18279669	Trademark	7/29/2020	12/3/2020	Europe
ONDA (Standard)	3517266	Trademark	7/29/2020	n/a	United Kingdom
FILARE (Standard)	88791101	Trademark	2/10/2020	n/a	United States
FILARE (Standard)	18279667	Trademark	7/29/2020	12/3/2020	Europe
FILARE (Standard)	3517263	Trademark	7/29/2020	n/a	United Kingdom
BACI (Standard)	88791108	Trademark	2/10/2020	n/a	United States
BACI (Standard)	18279670	Trademark	7/29/2020	12/15/2020	Europe
BACI (Standard)	3517244	Trademark	7/29/2020	n/a	United Kingdom
CAREZZA (Standard)	88791123	Trademark	2/10/2020	n/a	United States
CAREZZA (Standard)	18279671	Trademark	7/29/2020	n/a	Europe
CAREZZA (Standard)	3517276	Trademark	7/29/2020	n/a	United Kingdom

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is periodically involved in legal actions and claims that arise as a result of events that occur in the normal course of operations.

In addition, on or about January 4, 2021, the Company was served with a complaint filed in United States District Court for the District of Oregon captioned Novoluto GmbH v. Uccellini LLC, d/b/a Lora DiCarlo. Novoluto GmbH ("Novoluto") is a patent holding company affiliated with WOW Tech Int'l GmbH, a competitor of the Company that manufactures and sells the Womanizer adult stimulation product. The complaint alleges that Company products infringe U.S. Patent Nos. 9,763,851 ("the '851 Patent"); 9,849,061 ("the '061 Patent"); and 9,937,097 ("the '097 Patent") (collectively, the "Asserted Patents"). On or about February 22, 2021, the Company moved to stay the litigation pending the completion of the inter partes review proceedings (Proceeding Nos. IPR2019-01444, IPR2019-01302, and IPR2020-00007) instituted and ongoing before the United States Patent Trademark Office ("USPTO") with respect to the validity of the Asserted Patents. On May 19, 2021, the Court entered a stay pending a final decision in each of the three IPR proceedings, the last of which will likely occur in the early fall of 2021. On June 14, 2021, the Patent Trial and Appeals Board ("PTAB") declined to invalidate any of the claims in the '097 Patent, leaving all claims of the patent intact. The PTAB is expected to rule on the '851 and '061 Patents by September 2021. Given the overlapping arguments raised in the petitions requesting *inter partes* review of the three patents, there is a strong possibility that the central patent claims asserted against the Company will survive the IPR proceedings intact, and the Oregon litigation will resume. If the Company's products are found to infringe Novoluto's intellectual property rights, Novoluto could be entitled to substantial damages for past infringement and seek to enjoin manufacturing and marketing of the target products. If Novoluto prevails, in addition to any potential liability for damages from past infringement, the Company could be required to obtain a license in order to continue to manufacture or market the target products, potentially adding significant costs. We might not prevail in any action brought against us or we may be unsuccessful in securing any license for continued use and therefore have to discontinue the marketing and sale of a product.

Also, a former employee has filed a claim with the Oregon Bureau of Labor and Industries (BOLI) alleging harassment, discrimination and retaliation, resulting in constructive discharge. The Company denies wrong-doing and asserts that the employee's employment ended because the employee's position was eliminated and the employee did not accept the alternative position offered; the Company filed a position statement to that effect with BOLI on June 15, 2021. If the former employee were to successfully pursue the claim in court, they could be entitled to damages.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$300,000
Sales & Marketing	66%	$16,500	66%	$3,300,000
Product/IP	14%	$3,500	14%	$700,000
General Corporate	14%	$3,500	14%	$700,000
Total	**100%**	**$25,000**	**100%**	**$5,000,000**

We intend to use the net proceeds from this Offering for sales and marketing, continued product development and related intellectual property protection, and general corporate purposes.

"Sales & Marketing" includes customer acquisition such as business development for major accounts in domestic and foreign markets, promotional expenditures, and e-commerce infrastructure. "Product/IP" includes ongoing engineering, prototyping, and related product launch expenditures. "General Corporate" includes legal, accounting, facilities and general business needs.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and manage liquidity requirements. For example, changes in the Company's revenue growth trajectory will affect cash flow, and may consequently alter the Company's marketing efforts, product release schedule, or general working capital requirements.

DIRECTORS AND OFFICERS

The directors and officers (and also key employees) of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Lora LeeAnne Haddock DiCarlo (officer and director)	Chief Executive Officer, President and Secretary (and Manager when the Company was a limited liability company); Director	Chief Executive Officer of the Company, September 13, 2017 to present; President and Secretary of the Company, March 31, 2021 to present.	Some undergraduate work at Butte College, Norwich University and Portland

			Community College
Douglas Layman (officer and director)	Chief Operating Officer; Director	President and Chief Operating Officer of the Company, September 13, 2017 until March 31, 2021.	BS in Engineering from Oregon State University; MBA from Georgetown University
Kenneth Bass (director)	General Counsel	General Counsel of the Company, approximately January 2018 to present	BA in History from Yale University; JD from Georgetown University Law School
Jason Moyer (officer)	Chief Financial Officer	Chief Financial Officer of the Company, May 13, 2020 to present; principal, Cascadian Group, LLC (providing venture development, executive management and M&A-related services), 2006 to present	BS and MBA from Oregon State University
Elizabeth Reilly (key employee)	Head of Marketing	Marketing Director of the Company, January 1, 2021 to present; Marketing Manager of the Company, April 2019 to December 31, 2020; Digital Marketing Manager, Coconut Bliss, 2012 to April 2019.	Certificate, Digital Brand Management, from Oregon State University; Graduate Certificate, Data Driven Marketing, from Cornell University
Michelle Harris (key employee)	Head of Sales	Global Wholesale Director of the Company, July 2020 to present; Bassett Salon Solutions, Davines Brand Manager, October 2018 to 2019, Regional Sales Manager, October 2011 to October 2018.	Some undergraduate work at Sonoma State University

Indemnification

Pursuant to the Company's certificate of incorporation, the Company is required to indemnify and hold harmless, to the fullest extent permitted by Delaware law as it presently exists or may hereafter be amended, any person who is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with such actual or threatened actions, suits or proceedings involving such person, subject to limited exceptions.

Employees

The Company currently has 21 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 30,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	18,426,320
Par Value Per Share	$0.0001
Voting Rights	One vote per share
Preemptive Rights	Each current stockholder and option holder of the Company currently has a contractual right to participate in future financings of the Company by purchasing such securityholder's pro rata portion of the securities being offered in such financing, calculated as set forth in the Securityholders Agreement dated March 1, 2021 between the Company and such holders (the "Securityholders Agreement"), and subject to the terms and conditions of such agreement.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The holders of the common stock elect the board of directors of the Company; control of the Company is vested in the board of directors and the common stockholders, and the holder of the Securities issued pursuant to Regulation CF will have no voting rights or control rights with respect to the Company, including no antidilution rights, inspection rights or information rights.
Percentage ownership of the Company by the holders of such security (assuming exercise prior to the Offering of all outstanding stock options, whether or not then exercisable, but not assuming conversion of any SAFEs or convertible promissory notes).	80%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Stock options issued on March 1, 2021
Amount Outstanding	Options to purchase 4,606,580 shares of common stock are currently outstanding
Voting Rights	Not applicable
Anti-Dilution Rights	The holder of the stock options has preemptive rights under the Securityholders Agreement
Material Terms	The stock options are subject to vesting; and the holder of the stock options has tag-along rights under the Securityholders Agreement, as do the holders of the Company's common stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The stock options are exercisable for common stock; the holders of the common stock elect the board of directors of the Company; control of the Company is vested in the board of directors and the common stockholders, and the holder of the Securities issued pursuant to Regulation CF will have no voting rights or control rights with respect to the Company, including no antidilution rights, inspection rights or information rights.
Percentage ownership of the Company by the holders of such security (assuming exercise prior to the Offering of all outstanding stock options, whether or not then exercisable, but not assuming conversion of any SAFEs or convertible promissory notes).	20%

Type	Series 1 SAFEs (issued between June 23, 2020 and January 19, 2021)*
Amount Outstanding	$2,933,268
Voting Rights	Not applicable.
Anti-Dilution Rights	Not applicable.
Material Terms	Generally, in the event of a Qualified Financing (as defined below), the Series 1 SAFEs will convert into the same type of shares issued in the Qualified Financing at a per share conversion equal to the lesser of (1) 75% of the price per share of the shares issued for cash in the Qualified Financing and (b) the price per share that would result from dividing (1) $25,000,000 by (2) the number of shares of capital stock of the Company outstanding on a fully diluted basis immediately prior to the Qualified Financing. A "Qualified Financing" for purposes of the Series 1 SAFEs means an equity financing of at least $1,000,000, excluding the conversion value of the Series 1 SAFEs and any other SAFEs and convertible notes. In the event the Company is sold, each Series 1 SAFE holder may elect to receive either (A) two times the investment amount of the Series 1 SAFE or (B) have the Series 1 SAFE convert into common stock at a per share conversion price equal to the price per share that would result from dividing (1) $25,000,000 by (2) the number of shares of capital stock of the Company outstanding on a fully diluted basis immediately prior to the sale of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion of the Series 1 SAFEs into capital stock would dilute the holder of the Securities issued pursuant to Regulation CF. In addition, certain of the Series 1 SAFE holders have preemptive rights similar to the preemptive rights granted under the Securityholders Agreement.
Percentage ownership of the Company by the holders of such security (assuming exercise prior to the Offering of all outstanding stock options, whether or not then exercisable, and also assuming conversion prior to the Offering of any SAFEs or convertible promissory notes at the applicable valuation caps for such SAFEs and notes).	11%

*Holders of the Series 1 SAFEs include, among others, LDC SAFE I, a series of Republic Master Fund, LP. LDC SAFE I, a series of Republic Master Fund, LP is a fund advised by an affiliate of the Intermediary. The investment amount of the Series 1 SAFE held by LDC SAFE I, a series of Republic Master Fund, LP is $1,157,980.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Unsecured promissory note issued on August 14, 2018
Amount Outstanding	$60,000 principal amount
Interest Rate and Amortization Schedule	3% per annum; all principal and accrued interest payable at maturity.
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	August 14, 2021

Type	Secured promissory note issued on October 1, 2019
Amount Outstanding	$1,000,000 principal amount
Interest Rate and Amortization Schedule	5.84% per annum, compounded monthly; monthly installments of principal and interest from May 2021 through April 2025.
Description of Collateral	All assets of the Company
Other Material Terms	The lender is an affiliate of the Company's Chief Operating Officer.
Maturity Date	April 1, 2025

Type	Small Business Administration (SBA) Paycheck Protection Program (PPP) loan received in May 2020 under the Coronavirus Aid, Relief and Economic Security Act (CARES Act); second SBA PPP loan received in March 2021 under the CARES Act
Amount Outstanding	$362,695 principal amount for the May 2020 loan; $372,547 principal amount for the March 2021 loan
Interest Rate and Amortization Schedule	1% per annum; principal and interest to be paid in 18 equal monthly installments
Description of Collateral	None.
Other Material Terms	The Company expects to have the entire balance of these loans forgiven in 2021.
Maturity Date	May 1, 2022 for first PPP loan; the date established by the SBA for second PPP loan (the maturity date for the second PPP loan has not yet been established by the SBA)

Type	SBA Economic Injury Disaster Loan (EIDL) loan received in May 2020 under the CARES Act
Amount Outstanding	$149,900 principal amount
Interest Rate and Amortization Schedule	3.75% per annum; principal and interest to be paid in installments beginning in 2021 and ending in May 2050
Description of Collateral	All assets of the Company
Other Material Terms	Not applicable.
Maturity Date	May 1, 2050

Type	Unsecured promissory note issued effective July 1, 2021
Amount Outstanding	$640,000 principal amount; up to $990,000 aggregate principal amount may be borrowed under the note
Interest Rate and Amortization Schedule	8.0% per annum from July 1, 2021 through June 30, 2022; accrued interest to be paid monthly until June 30, 2022. Loan may be prepaid without penalty on or before June 30, 2022. If loan is still outstanding on July 1, 2022, then, beginning on July 15, 2022, the Company must make monthly payments to lender equal to 6% of the Company's cash receipts for the immediately preceding calendar month until the Company has paid lender an amount (the "**Repayment Amount**") equal to three times the amount that was outstanding under the loan on June 30, 2022. The Repayment Amount must be paid no later than the earlier of July 1, 2027 or a change in control of the Company. Any prepayments after June 30, 2022 may be made only if made together with a prepayment fee equal to 200% of such prepaid amount.
Description of Collateral	Not applicable
Other Material Terms	The lender is an affiliate of the Company's Chief Operating Officer. While the loan is outstanding, the Company may not grant a security interest in any of its assets.
Maturity Date	If loan is not repaid by June 30, 2022, then July 1, 2027.

Ownership

The table below lists the owners of the Company's outstanding voting equity securities.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Oregon Opportunity Zone Limited Partnership	Common stock	11,760,416 (63.82%)

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Lora LeeAnne Haddock DiCarlo	Common stock	4,500,000 (24.42%)
River Bend Capital LLC	Common stock	2,165,904 (11.75%)
TOTAL		**18,426,320 (100%)**

For a listing of the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own, see above risk factor related to conflict-of-interest risks associated with 100% of the outstanding shares of voting capital stock of the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Operations

Uccellini Inc. (the "**Company**") is a Delaware corporation that was originally formed on September 13, 2017 as a Delaware limited liability company. The Company is headquartered in Bend, Oregon.

Cash and Cash Equivalents

At December 31, 2020, the Company's cash and cash equivalents was $1,224,742; at December 31, 2019, the Company's cash and cash equivalents was $2,276,194.

As of May 31, 2021 the Company had an aggregate of $137,270 in cash and cash equivalents. With additional financing already in process, management estimates runway in excess of 12 months, as described below.

Liquidity and Capital Resources

The Company has generated operating losses and negative cash flows from operations since inception. The Company anticipates continued commitments to both its product development and sales and marketing functions for the foreseeable future. With respect to the Company's viability as a going concern, one should refer also to footnotes accompanying the financial statements attached hereto as <u>Exhibit A</u>. Under the Company's recently reduced cost structure, management estimates the Company can achieve breakeven at roughly $470,000 per month in net revenue, but there can be no guarantee of that.

Management believes the Company could operate on cash reserves and known financing sources for a period in excess of 12 months. Such financing sources include an existing credit line (see discussion above regarding the unsecured promissory note issued effective July 1, 2021 under which the Company may borrow an additional $350,000), expected additional EIDL financing in the approximate amount of $350,000, and this Offering. If necessary, management believes it could extend the Company's runway by implementing additional cost controls. Management believes that the proceeds from the Offering and moderate revenue growth (in excess of $470,000 per month in net revenue) should extend the Company's runway through profitability, but there can be no guarantee of that.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company, except that the above-referenced stock options have an exercise price that reflects a $25,000,000 valuation of the Company; the securities are priced arbitrarily. Specifically, the "Valuation Cap" in the Securities has been established without the benefit of any appraisal or valuation of the Company and does not establish the value of the Securities. The Series 1 SAFEs discussed elsewhere in this Form C have a "Valuation Cap" of $25,000,000.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached hereto as **Exhibit A** for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal or Dollar Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Units of membership interest	$1,029,000	8,208,333 units	Working capital	June 27, 2018	Rule 506(b)
Loan from employee	$60,000	$60,0000	Equipment	October 2018	Section 4(a)(2)
Units of membership interest	$2,000,000	3,552,083	Working capital	March 25, 2019	Rule 506(b)
Units of membership interest	$1,000,000	2,165,904	Working capital	October 1, 2019	Section 4(a)(2)
Secured promissory note issued on October 1, 2019	$1,000,000	$1,000,000	Working capital	October 1, 2019	Section 4(a)(2)
Unsecured promissory note (no longer outstanding)	Up to $900,000	$490,000	Working capital	August 25, 2020	Section 4(a)(2)
Units of membership interest (profits interest)	$0	4,606,580	Not applicable	October 1, 2020	Rule 701
Series 1 SAFEs	$2,933,268	$2,933,268	Working capital	June 23, 2020	Rule 506(b)
Unsecured promissory note	Up to $990,000	$640,000	Working capital	July 1, 2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with such related persons since January 1, 2020:

See "Outstanding Debt" above for a description of lending transactions with an entity wholly-owned by the Company's Chief Operating Officer. In addition, on May 1, 2020, the Company issued to the same entity a Series 1 SAFE (the terms of which are discussed above in this Form C) with an investment amount of $1,000,000.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Omnibus Crowd SAFE (Crowdfunding Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by February 28, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100, and the maximum amount that an Investor may invest in the Offering is $500,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors through the Intermediary when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C, the Subscription Agreement and Omnibus Crowd SAFE instrument attached hereto as **Exhibit C**, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity or payments at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $3,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require the Custodian, to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Custodian will receive (and the Investor will receive a pro rata beneficial interest in) the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the aggregate amount all Investors paid for the Securities (the "**SAFE Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $40,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 90%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Custodian will receive (and the Investor will receive a pro rata beneficial interest in) the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the SAFE Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of a Liquidity Event (other than an IPO) prior to any Equity Financing, the Custodian will generally be entitled to receive (and the Investor will generally be entitled to receive a pro rata beneficial interest in) the greater of (i) a cash payment equal to the SAFE Amount (the "**Cash Out Amount**") or (ii) the amount (the "**Conversion Amount**") that would have been payable in the Liquidity Event had the Custodian held a number of shares of Common Stock of the Company equal to the SAFE Amount divided by the quotient of (a) $40,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes. A "**Liquidity Event**" means a Change of Control, as defined below, or an IPO, as defined below.

The Cash Out Amount will generally be due and payable by the Company to the Custodian for the benefit of the Investors at the closing of the Liquidity Event. Generally, the Custodian's right to receive the Cash Out Amount for the benefit of the Investors is junior to payment of indebtedness and creditor claims, on par with payments for other SAFEs and/or Preferred Stock and senior to payments for Common Stock.

If applicable, the Conversion Amount will generally be due and payable by the Company to the Custodian for the benefit of the Investors at the closing of the Liquidity Event. Generally, the Custodian's right to receive the Conversion Amount for the benefit of the Investors is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving proceeds from the Liquidity Event on a similar as-converted to Common Stock basis, and (B) junior to payment of indebtedness and creditor claims and also junior to "cash out" payments to SAFE holders and Preferred Stock liquidation preferences.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

In the case of an IPO (as defined below) prior to any Equity Financing, the Custodian will generally be entitled to receive (and the Investor will generally be entitled to receive a pro rata beneficial interest in) a number of shares of Common Stock of the Company equal to the SAFE Amount divided by the quotient of (a) $40,000,000 divided by (b) the number, as of immediately prior to the IPO, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes. "**IPO**" means, generally, an initial public offering of the Company's common stock or a reverse merger or reverse takeover whereby an existing public "shell company" acquires the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event (other than an IPO) following any Equity Financing, the Custodian will generally be entitled to receive (and the Investor will generally be entitled to receive a pro rata beneficial interest in) the greater of (i) the Cash Out Amount or (ii) the amount (the "**Post-Equity Financing Conversion Amount**") that would have been payable in the Liquidity Event had the Custodian held a number of shares of Common Stock of the Company equal to the SAFE Amount divided by the First Equity Financing Price.

The Cash Out Amount will generally be due and payable by the Company to the Custodian for the benefit of the Investors at the closing of the Liquidity Event. Generally, the Custodian's right to receive the Cash Out Amount for the benefit of the Investors is junior to payment of indebtedness and creditor claims, on par with payments for other SAFEs and/or Preferred Stock and senior to payments for Common Stock.

If applicable, the Post-Equity Financing Conversion Amount will generally be due and payable by the Company to the Custodian for the benefit of the Investors at the closing of the Liquidity Event. Generally, the Custodian's right to receive the Post-Equity Financing Conversion Amount for the benefit of the Investors is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving proceeds from the Liquidity Event on a similar as-converted to Common Stock basis, and (B) junior to payment of indebtedness and creditor claims and also junior to "cash out" payments to SAFE holders and Preferred Stock liquidation preferences.

In the case of an IPO following any Equity Financing, the Custodian will generally be entitled to receive (and the Investor will generally be entitled to receive a pro rata beneficial interest in) a number of shares of Common Stock of the Company equal to the SAFE Amount divided by the First Equity Financing Price.

Each Investor will have a beneficial interest in the Omnibus Crowd SAFE, based on the amount of their investment. An Investor receives a beneficial interest in equity or cash, in each case as described above, based on their Purchase Amount relative to the SAFE Amount.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, the Investor will generally be entitled (subject to the liquidation priority set forth in the following paragraph) to receive a portion of proceeds legally available for distribution equal to the Cash-Out Amount.

The Cash Out Amount will generally be due and payable by the Company to the Custodian for the benefit of the Investors at the time of the Dissolution Event. Generally, the Custodian's right to receive the Cash Out Amount for the benefit of the Investors is junior to payment of indebtedness and creditor claims, on par with payments for other SAFEs and/or Preferred Stock and senior to payments for Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares or other cash or property to the Custodian for the benefit of the Investors pursuant to the conversion provisions of the Subscription Agreement and

Omnibus Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Custodian for the benefit of the Investors pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company, its stockholders and its sole option holder are parties to a Securityholders Agreement dated March 1, 2021 (the "**Securityholders Agreement**"). The Securityholders Agreement provides for, among other things, (1) "drag along" rights that enable holders of more than 75% of the outstanding shares of Common Stock to force a minority stockholder to join in the sale of the Company, (2) "tag along" rights in favor of minority stockholders, which rights provide that, if a majority stockholder sells its shares, the minority stockholder has the right to join the transaction and sell its minority stake in the Company, (3) preemptive rights in favor of the securityholders who are parties to the agreement, and (4) restrictions on transfer of shares, rights of first refusal, certain rights of repurchase and other rights and obligations of the parties to the agreement. None of the Custodian or the Investors will have any rights or obligations under the Securityholders Agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Custodian for the benefit of the Investors may eventually have in the Company.

Restrictions on Transfer

In addition to all other restrictions on transfer, the Securities being offered may not be transferred by any purchaser of such Securities during the one-year period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

An Investor's interest in the Securities may not be assigned without the Company's consent, except that such interest may be assigned by the Investor to (i) a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance, or (ii) any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor, and any such assignment shall require such transferee to assume the rights and obligations of the Investor's custody account agreement with the Custodian in accordance with the assignment provision thereof, or such transferee must otherwise execute a custody account agreement with the Custodian.

In addition to the foregoing restrictions, prior to making any transfer of an Investor's interest in the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer any interest in the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.

- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Lora LeeAnne Haddock DiCarlo
_____
(Signature)

Lora LeeAnne Haddock DiCarlo
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Lora LeeAnne Haddock DiCarlo
_____
(Signature)

Lora LeeAnne Haddock DiCarlo
_____
(Name)

Director
_____
(Title)

July 1, 2021
_____
(Date)

/s/ Douglas Layman
_____
(Signature)

Douglas Layman
_____
(Name)

Director
_____
(Title)

July 1, 2021
_____
(Date)

/s/Jason Moyer
_____
(Signature)

Jason Moyer
_____
(Name)

Chief Financial Officer
_____
(Title)

July 1, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

UCCELLINI, LLC
DBA LORA DICARLO

Financial Statements

December 31, 2020 and 2019

With Independent Auditor's Report

Uccellini, LLC DBA Lora DiCarlo
Table of Contents
December 31, 2020 and 2019

Independent Auditor's Report

To the Members of
Uccellini, LLC DBA Lora Dicarlo:

We have audited the accompanying financial statements of Uccellini, LLC DBA Lora Dicarlo, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations and changes in members' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

400 Spectrum Center Drive	U.S. Bancorp Tower	12750 High Bluff Drive	Mutual Life Building
Suite 250	111 SW Fifth Avenue, Suite 1850	Suite 160	605 First Avenue, Suite 410
Irvine, CA 92618	Portland, OR 97204	San Diego, CA 92130	Seattle, WA 98104
(949) 529-3900	(503) 963-4720	(858) 465-1510	(206) 496-1515

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Uccellini, LLC DBA Lora Dicarlo as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the company has suffered recurring losses from operations and has a net capital deficiency that raises an uncertainty about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

KBF CPAs LLP

KBF CPAs LLP

June 21, 2021
Portland, Oregon

Uccellini, LLC DBA Lora DiCarlo
Balance Sheets
December 31, 2020 and 2019

	2020	2019
Assets		
Current assets:		
Cash and cash equivalents	$ 1,224,742	$ 2,276,194
Accounts receivable	124,532	-
Inventory	628,933	-
Prepaid expenses and other current assets	154,662	805,211
Total current assets	2,132,869	3,081,405
Property and equipment, net	3,174	-
Other assets, net	121,987	115,007
Total assets	$ 2,258,030	$ 3,196,412
Liabilities and Members' Equity (Deficit)		
Current liabilities:		
Accounts payable	$ 433,941	$ 753,474
Accrued expenses	299,996	252,828
Current portion of debt	1,063,607	-
Deferred revenue	-	2,688,981
Total current liabilities	1,797,544	3,695,283
Debt, net of current portion	998,988	1,060,000
Simple agreements for future equity	2,762,980	-
Total liabilities	5,559,512	4,755,283
Members' equity (deficit)	(3,301,482)	(1,558,871)
Total liabilities and members' equity (deficit)	$ 2,258,030	$ 3,196,412

See accompanying notes and independent auditor's report.

3

Uccellini, LLC DBA Lora DiCarlo
Statements of Operations and Changes in Members' Equity (Deficit)
For the Years Ended December 31, 2020 and 2019

	2020	2019
Sales	$ 7,322,605	$ -
Cost of goods sold	2,372,216	-
Gross profit	4,950,389	-
Operating expenses	6,564,561	4,428,552
Equity-based compensation	2,531,250	-
	9,095,811	4,428,552
Loss from operations	(4,145,422)	(4,428,552)
Other income (expense):		
Interest expense	(82,403)	(12,577)
Other income (expense), net	8,964	103,137
Total other income (expense)	(73,439)	90,560
Net loss	(4,218,861)	(4,337,992)
Members' Equity (Deficit) Balance, Beginning of Year	$ (1,558,871)	$ 420,306
Member contributions	-	3,000,000
Member distributions	(55,000)	(641,185)
Equity-based compensation	2,531,250	-
Net loss	(4,218,861)	(4,337,992)
Member's Equity (Deficit) Balance, End of year	$ (3,301,482)	$ (1,558,871)

See accompanying notes and independent auditor's report.

4

Uccellini, LLC DBA Lora DiCarlo
Statements of Cash Flows
For the Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net Loss	$ (4,218,861)	$ (4,337,992)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	-	325
Equity-based compensation	2,531,250	-
Changes in operating assets and liabilities:		
Accounts receivable	(124,532)	-
Inventory	(628,933)	-
Prepaid expenses and other assets	643,569	(810,621)
Accounts payable	(319,533)	692,534
Accrued expenses	47,168	252,828
Deferred revenue	(2,688,981)	2,688,981
Net cash used in operating activities	(4,758,853)	(1,513,945)
Cash flows from investing activities:		
Cash paid for the purchase of property and equipment	(3,174)	-
Net cash used in investing activities	(3,174)	-
Cash flows from financing activities:		
Borrowings under note payable	-	1,000,000
Borrowings under bridge loan	650,000	-
Repayments under bridge loan	(160,000)	-
Borrowings under EIDL and PPP Federal loans	512,595	-
Proceeds from issuance of member units	-	3,000,000
Member distributions	(55,000)	(641,185)
Proceeds from issuance of simple agreements for future equity	2,762,980	-
Net cash provided by financing activities	3,710,575	3,358,815
Net increase (decrease) in cash and cash equivalents	(1,051,452)	1,844,870
Cash and cash equivalents, beginning of year	2,276,194	431,324
Cash and cash equivalents, end of year	$ 1,224,742	$ 2,276,194
Supplemental cash flow information:		
Cash paid during the year for interest	$ 19,309	$ 354

See accompanying notes and independent auditor's report.

1. The Company and Summary of Significant Accounting Policies

(a) The Company

Uccellini, LLC DBA Lora DiCarlo ("the Company") offers consumer personal care products and devices. The Company's administrative, sales, engineering and technical services operations are located in Bend, Oregon. Prior to 2020, the Company was engaged in research, development, and prototype development of its products.

(b) Revenue Recognition

On January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, using the modified retrospective method of adoption. The adoption did not result in a material change to the accounting for the Company's revenue. Accordingly, no cumulative effect adjustment was recorded as of January 1, 2020.

The Company accounts for revenue contracts with customers through the following steps:
1. Identify the contract with a customer;
2. Identify the performance obligation(s) in the contract;
3. Determine the transaction price to the performance obligations in the contract;
4. Allocate the transaction price; and
5. Recognize revenue when or as the Company satisfies a performance obligation.

The Company's performance obligations are the sale of personal care products and devices at a fixed price per unit. The Company satisfies the performance obligation upon shipment of the goods to the customer and recognizes revenue when control of the promised good is transferred to the customer, generally upon shipment of the product. The Company has elected to treat shipping and handling activities after a customer has obtained control of the goods as fulfillment activities. Shipping and handling fees that are billed to the customer are recognized in revenue, and the costs associated with such fees and expenses are recorded in cost of goods sold in the statements of operations.

The Company's contract balances consist of accounts receivable which represent the Company's unconditional right to receive consideration from its customers. Accounts receivable are carried at invoice price less an estimate for doubtful accounts, if applicable. The Company does not adjust the amount of consideration for a financing component as the period between the transfer of goods and the customer's payment is, at contract inception, expected to be one year or less. The Company has no other contract assets or liabilities on the balance sheet for any of the periods presented.

The Company sells through various sales channels including direct to consumer, resellers, and distributors.

The Company offers a two-year limited product warranty, for replacement of product or repair, and typically does not allow returns. The warranty is considered an assurance type warranty and not a separate performance obligation.

(c) Cost of Goods Sold

Cost of goods sold primarily consists of costs of products sold to customers and shipping and handling costs relating to shipments of inventory.

(d) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments. The Company periodically maintains balances in excess of the federally insured limit.

The Company grants credit to customers of various sizes throughout the United States. Accounts receivable consist primarily of the net amounts to be collected from customers. The Company performs ongoing credit evaluations of its customers' financial condition but requires no collateral from its customers. The Company estimates its allowance for doubtful accounts based on historical write-off activity and known specific issues or disputes that exist as of the balance sheet date. Management believes that the risk of loss on its accounts receivable is adequately reserved for in the accompanying financial statements. Uncollectible accounts are written off against the allowance for doubtful accounts after exhausting all collection attempt remedies.

The Company had accounts receivable from two customers equal to $89,970 or 72.2% of total accounts receivable at December 31, 2020.

(e) Cash and Cash Equivalents

Cash and cash equivalents include short-term, liquid investments with an original maturity of three months or less at acquisition.

(f) Inventory

Inventory is stated at the lower of cost or net realizable value and consists of finished goods. The process for evaluating excess and obsolete inventory requires the Company to make subjective judgments and estimates concerning future sales levels, quantities, and prices at which such inventories will be able to be sold in the normal course of business.

(g) Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is determined using the straight-line method over the estimated useful lives of the related assets, which range from 3 to 5 years. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is recorded in the results of operations in the period of disposal or retirement.

(h) Long-Lived Assets and Impairment Assessments

Long-lived assets, including property and equipment and other assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. In evaluating the value and future economic benefits of long-lived assets, their carrying value is compared to management's estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. There were no impairment charges during the years ended December 31, 2020 and 2019.

(i) Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred and totaled $555,449 and $208,512 during the years ended December 31, 2020 and 2019, respectively.

(j) Income Taxes

The Company is a limited liability company ("LLC") under the Internal Revenue Code but files its income tax return as a partnership. As an LLC, the Company's taxable income (loss) flows to the members' individual federal and state income tax returns. Accordingly, no income tax provision or benefit is presented for financial statement purposes.

The Company follows the guidance under Accounting Standards Codification ("ASC") 740, *Income Taxes*, in accounting for uncertainties in income taxes, and defines the thresholds for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. At December 31, 2020, the Company has no unrecognized tax benefits and the Company's statutes of limitations are closed for all federal and state tax years before 2017. The Company is not currently under any Internal Revenue Service or state tax examination.

(k) Equity-Based Compensation

The Company records equity-based compensation expense in accordance with ASC 718, *Compensation – Stock Compensation*. This statement requires that all equity-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. The Company recognizes equity-based compensation expense over the vesting period of the awards on a straight-line basis.

(I) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(m) Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-02, *Leases (Topic 842)*. ASU 2016-02 and subsequent amendments requires lessees to recognize assets and liabilities on their balance sheets for the rights and obligations created by all leases held. The ASU also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative information. ASU 2020-05 delayed the effective date of the standard to fiscal years beginning after December 15, 2021. The Company is evaluating the implications the adoption of this standard will have on the financial statements.

2. Liquidity and Capital Resources; Ability to Continue as a Going Concern

The Company has generated operating losses and negative cash flows from operations since inception. The Company anticipates continued commitments to both its product development and sales and marketing functions for the foreseeable future. These factors have raised substantial doubt about the Company's ability to continue as a going concern. The Company believes it will be able to support its projected growth due to access to debt and equity financing and revenue growth. If the Company is unable to raise additional cash through debt or equity issuances, it has the ability and intent to implement cost reduction measures to sustain its operations.

The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities and commitments in the normal course of business. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of the substantial doubt regarding the Company's ability to continue as a going concern.

3. **Property and Equipment**

Property and equipment consist of machinery, equipment and office furniture totaling $123,589 and $120,415 as of December 31, 2020 and 2019, respectively. Accumulated depreciation totaled $120,415 as of December 31, 2020 and 2019.

Depreciation and amortization expense totaled $0 and $325 during the years ended December 31, 2020 and 2019, respectively.

4. **Inventories**

As of December 31, 2020 inventories consist of $628,933 of finished goods. The Company held no inventory as of December 31, 2019.

5. **Debt**

During October 2018, the Company entered into promissory notes with an employee totaling $60,000. The notes accrue interest at a rate of 3.00% per annum with all principal and interest due in full in August 2021. These notes can be prepaid at any time without penalty.

In October 2019, the Company entered into a loan and security agreement with a financial institution which is primarily managed by an executive and member of the Company. The agreement included a secured promissory note of $1,000,000 with interest accruing at 5.84% per annum, compounding monthly from the date the note was issued. The original agreement required monthly principal and interest payments to begin in November 2020 after the interest only period expired. The note was amended in December 2020 to defer the monthly principal plus interest payments until May 2021. The note requires monthly principal plus interest payments from May 2021 through April 2025 and cannot be prepaid.

In October 2019, the Company entered into a unit subscription agreement with the same lender for 2,165,904 units totaling $1,000,000 that was completed as of December 31, 2019.

During August 2020, the Company entered into an unsecured convertible promissory note with the same related party lender. The note allowed for the disbursement of up to $900,000 and accrues interest at 4.00% per annum, compounded monthly through March 31, 2021 at which time the interest will accrue at 8.00% per annum, compounded monthly. The note matures on June 30, 2021 and allows for prepayment without penalty. Any prepaid amounts are not eligible to be reborrowed. The balance under this note was $490,000 as of December 31, 2020. The conversion features under the note were waived by the lender in 2021.

In June 2021, the Company and the lender agreed to modify the above promissory note as follows:

i)   Increase the availability under the loan agreement to $990,000;
ii)   Interest will continue to accrue at 8.00% per annum, compounded monthly;

iii)   Maturity date of July 1, 2027;

iv)   Monthly interest payments due beginning August 1, 2021;

v)   Monthly revenue sharing payments to the lender will begin in July 2022 calculated at 6.0% of the preceding month's net revenues.

vi)   The Company may repay the advances (principal) at any time without a prepayment fee if paid prior June 30, 2022, unless there is a change in control, in which case the prepayment fee will be 200% of the prepayment amount;

vii)   If the principal amount of the loan is not repaid prior to June 30, 2022, the loan will be considered paid in full when the Company has paid the lender an amount equal to 3.0 times the total amount of advances drawn under the loan agreement.

In March 2020, the World Health Organization declared the outbreak of the novel corona virus (COVID-19) as a pandemic. In connection with the pandemic, the Company entered into a Small Business Administration Paycheck Protection Act loan agreement under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") in May 2020 totaling $362,695. Interest accrues on the outstanding borrowings at 1.0% per annum. The unpaid principal balance due and owing 180 days after the date of this note shall be amortized over 18 months and paid in equal successive installments together with unpaid interest. The maturity date of the loan is May 1, 2022. The Company expects to have the loan substantially or fully forgiven during 2021.

Separately, the Company also entered into a Small Business Administration Economic Injury Disaster Loan agreement under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") in May 2020 totaling $149,900. Interest accrues on the outstanding borrowings at 3.75% per annum. Installment payments of principal and interest begin in May 2021 and the balance of principal and interest will mature in May 2050. The loan is secured by all tangible and intangible personal property including but not limited to inventory, property and equipment, and cash.

Outstanding borrowings under the notes payable not expected to be forgiven at December 31, 2020 were $1,699,900. Future minimum principal repayments are due as follows:

2021	$	700,912
2022		237,648
2023		254,974
2024		270,350
2025		95,980
Thereafter		140,036
Total principal payments	$	1,699,900

6. Commitments and Contingencies

Office Lease

The Company conducts its operations from a leased facility under a non-cancelable operating lease that requires fixed rental payments through May 2022. The Company recognizes escalating lease payments on a straight-line basis over the life of the lease.

Annual minimum future lease payments are as follows:

Years Ending December 31,		
2021	$	82,129
2022		34,560
	$	116,689

For the years ended December 31, 2020 and 2019, total rent expense was approximately $80,000 and $63,000, respectively.

Legal

The Company is periodically involved in legal actions and claims that arise as a result of events that occur in the normal course of operations. The ultimate resolution of these actions is not expected to have a material adverse effect on the Company's financial position or results of operations.

7. **Simple Agreement for Future Equity ("SAFE") Agreements**

During the year ended December 31, 2020, the Company entered into multiple SAFE agreements with various investors in exchange for cash investments totaling $2,762,980. Upon a change of control, the amount invested under the SAFE agreements will convert into either cash or the Company's common units at the election of the investors. The number of shares the SAFE agreement investors will receive is based on a 25% discount to the pricing in the triggering equity financing. The SAFE agreements do not limit the number of shares that the issuer could be required to issue upon conversion. If there is an equity financing before the termination of the SAFE agreements, the SAFE agreements will automatically convert into the equity securities issued in the equity financing.

If there is a voluntary termination of operations, a general assignment for the benefit of the Company's creditors or any other liquidation, dissolution or winding up of the Company voluntary or involuntary before the SAFE agreements terminate upon conversion, the Company will distribute assets legally available with preference to the SAFE investors, equal to the SAFE agreement purchase amounts, over the common unit holders.

The SAFE agreements have no interest rate or maturity date and the SAFE investors have no voting right prior to conversion. As of December 31, 2020, the SAFE agreements have not yet converted as a qualifying equity financing had not occurred. The SAFE agreements are recorded as a liability on the balance sheet until conversion occurs.

In January 2021, the Company entered into an additional $170,288 SAFE agreement under the same terms noted above.

8. Member's Equity

The Company has a single class of member units, of which 14,874,237 units had previously been authorized and issued.

In March 2019, the Company authorized and issued 3,552,083 units to a partnership totaling $2,000,000. An executive and member of the Company is a partial owner of the entity that acquired these units.

In October 2020, the Company authorized and granted 4,606,580 profits interests as consideration for services to be performed by the grantee that vest either over a stated period or upon achievement of specified conditions. Once vested the profits interests have the rights and obligations of member units. If the grantee services are terminated the vested profits interests are subject to repurchase at the Company's option. The profits interests were valued at $1.09 per unit based on an internal model with the Company expensing the fair value of the profits interests over the vesting period of the award. A total of 2,303,290 profits interests vested during 2020 and 460,658 profits interests will cliff vest annually over the subsequent four years. The remaining 1,842,632 will vest based on performance conditions. As of December 31, 2020, none of these performance conditions had been met.

The profits interests are accounted for under ASC 718 and $2,531,250 of equity-based compensation has been included in the accompanying statements of operations for the year ended December 31, 2020. Unrecognized equity-based compensation cost of $500,000 is expected to be recognized through 2024 related to profits interests outstanding with no performance-based vesting conditions at December 31, 2020. The Company accounts for forfeitures as they occur.

Participation Rights
The Company offers a participation rights equity plan to certain key employees that provides the employee the right to participate in distributions from a change in control, determined as the number of vested participation rights multiplied by a per unit amount equal to the value of the Company's common units in the transaction, less a participation price. The participation rights vest over a stated period and any unvested participation rights are forfeited upon employee termination, with the Company holding a right to repurchase vested

participation rights upon employee termination at its discretion. The participation rights do not provide a right to other distributions by the Company, do not represent a claim to the Company's assets unless upon a change in control, and do not provide the holder any member rights. There were no distributions to participation rights holders during the year ended December 31, 2020. The Company had a total of 1,736,000 participation rights under the equity plan outstanding as of December 31, 2020 of which 654,583 have vested.

9. Subsequent Events

The Company has evaluated subsequent events and transactions through June 21, 2021, the date the financial statements were available for issuance.

In February 2021, the Company filed a certificate of conversion to convert from an LLC to a Delaware corporation. The certificate of incorporation of Uccellini Inc. authorizes for the issuance of 30,000,000 shares of common stock. The Company subsequently issued 18,426,320 shares of common stock in connection with the conversion which were issued based on a 1:1 ratio for existing members as of the date of conversion.

In connection with the conversion, the Company issued a non-qualified stock option in place of the previous profits interest agreement (Note 8). The option includes a total of 4,606,580 shares with an exercise price of $1.09 and retains the same performance based metrics under the services agreement outlined in Note 8.

The Company received an additional PPP Loan in March 2021 totaling $372,547. The 2021 PPP Loan is similar in terms with the initial 2020 PPP Loan. The Company anticipates the full amount of the 2021 PPP Loan will be forgiven in 2021.

In 2021, the Company launched a new SAFE fundraising ("2021 SAFE Agreement") that will convert into the next round of equity financing. The number of shares the SAFE agreement investors will receive is based on a 10% discount to the pricing in the triggering equity financing. The SAFE agreements do not limit the number of shares that the issuer could be required to issue upon conversion. If there is an equity financing before the termination of the SAFE agreements, the SAFE agreements will automatically convert into the equity securities issued in the equity financing.

The SAFE agreements have no interest rate or maturity date and the SAFE investors have no voting right prior to conversion. The SAFE agreements are recorded as a liability on the balance sheet until conversion occurs. The Company has raised approximately $750,000 under these 2021 SAFE Agreements through June 18, 2021.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	Lora DiCarlo

Logo	

Headline	Sex tech platform with $7.5M in annual revenue and a global consumer footprint

Hero Image	

Tags	Female Founders, B2C, CPG, Wellness, $5M+ raised, Leading VC-backed, $5M+ revenue

Pitch text	## Summary ◆ $7.5M in annual revenue with 68% gross margins (Audited 2020 Financials) ◆ Direct-to-consumer sales in 37 countries ◆ Sold in 350 retail stores worldwide ◆ Launched 11 products with technology covered by 13 pending patents ◆ A-list model and actress, Cara Delevingne, is investor and creative advisor ◆ Most funds raised by a female-founded startup on Republic in 2021

Problem

A lack of innovation in women's sensual health and wellness.

The sensual health and wellness industry is highly fragmented, composed of a plethora of companies and brands. Yet within this large market, there is limited focus on design by and for women. Without standout brands providing innovative products, most women don't even know the brand of their own adult toys.


Brands of Adult Toys Owned
Key Target People with Vaginas (n=1109)
I don't know
40%
Adam and Eve
40%
Magic Wand
12%
Trojan
10%
Durex
9%
Fifty Shades of Grey
5%
Womanizer
4%
We-Vibe
4%
Source: Lora DiCarlo Female Sexual Pleasure Study, Attitude and Usage Report, June 2019)

- No meaningful mainstream brand recognition
- Lack of investment in technology innovation
- Limited focus on design by and for women
- Highly-fragmented market ripe for consolidation

Solution

Award-winning sensual health and wellness consumer technology.

Lora DiCarlo products use advanced technology to mimic human touch and movements. Our products empower people to boldly embrace their sensuality through self-exploration and education.

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Our in-house engineering team developed patent-pending technologies to create superior, innovative products. Health and wellness innovation also comes from providing education with an accessible and holistic knowledge base, and complimentary access to

certified wellness coaches.



Product

Empowering individuals to take ownership of their pleasure with innovative consumer technology.

Our products are designed and engineered with consumers' needs and desires in mind. Each of our products offer unique benefits and features, dedicated to serving proven consumer needs.

We are proud to be recognized by Technori as the **BEST CONSUMER TECHNOLOGY**. Lora DiCarlo is the #1 female-founded, female-led startup for amount of funds raised on Republic, launched in 2021.


LORA DICARLO
LORA DICARLO
When it comes to broadening the idea of sexual wellness, no one is disrupting the industry quite like Lora DiCarlo.
Lora DiCarlo's sex-tech platform is driving both product innovation and new brand recognition in a sector ripe for change.
Technori

MEET THE LORA DICARLO PRODUCT COLLECTIONS

Due to social media advertising censorship we can't include images of our products or a direct link to our website on this page. We hope to change that. To see our full product collection, including our newest releases, visit our website.

 LORA DICARLO

Our commitment **to you.**

Microrobotics, biomimicry, thermal warming technology, oh my!

These concepts may sound intimidating or complex, but what they all have in common is the **ability to re-create a movement, a motion, a touch, or specific sensations of a human partner.** Whether it's a finger tapping or a tongue swirling or a human-like body temperature feature, our tech is tailored to enhance pleasure for all bodies.



In-house expertise:
our veteran team of mechanical, industrial and electrical engineers, who work at our Oregon facility ensure premium quality, effective functionality, product longevity and customer satisfaction.



Inclusivity:
made for diverse body types, genders, sexual preferences, anatomies, and consumer perspectives.



Intention:
consumer research studies, small-batch prototyping, product user testing, prioritizing consumer reviews and applying real user feedback to product creation.



Every LoraDiCarlo product features the following:


100% medical-grade, body-safe silicone


Travel lock function


IPX7 fully submersible up to 3 ft. / 1 m.


Travel pouch


USB charger included


Minimum 1-year warranty

Traction

We launched our first product in 2020 and generated $7.5M in revenue with 68% gross margins.

We grew from a single product company to a worldwide multi-product, multi-channel brand.

- We launched 11 products covered by 13 patents pending

- We shipped over 50,000 products to customers from warehouses in Hong Kong, Amsterdam, and Los Angeles

- We sell directly to customers through our eCommerce website in 37 countries

- We are featured on shelves in 350 retail locations across the world

- A-list model and actress Cara Delevingne joined us as Co-owner and Creative Advisor

Worldwide brand recognition.

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Lora DiCarlo has received immense PR coverage in media outlets such as **The New York Times**, **Fast Company**, **Washington Post**, **Allure**, **Bustle**, **TIME Magazine**, **WIRED**, and **The New York Post**.

- Covered in 108 articles (Nov. 2020 - March 2021)

- Total article UVM (unique visitors per month) 37 billion

- Total ad value $64 billion (The Lede Company)

Customers

Explorers who believe in gender empowerment.

Our customers are explorers who believe in gender empowerment and are looking to expand their education for themselves and with their partners.



We are developing a bigger platform for a community that understands that sensual wellness is wellness.



This product is the answer.

This product is the answer to my pleasure seeking mission! The stimulator works exactly as advertised. I highly recommend the Baci!!!!!

-Chyann K.



First toy for my wife

I bought this product for my wife for Valentine's Day. I chose this device because I read vibrating toys might damage nerves, making it harder to orgasm over time. Despite that problem being solved with Ose, I was still hesitant because i didn't want to be replace in the bedroom. I took a leap of faith and it worked out. We use it together and it really helped to spice up our sex lives. I may actually enjoy watching her orgasm more than she does.

- Justin L.



Baci Beautiful!

Just got the Baci, and it's a work of art - not only is it physically so pretty it works differently than anything i've ever seen. Due to surgery I can no longer tolerate penetration, the Baci gives a high degree of surface coverage and satisfies externally in ways I did not know were possible. This is bringing me back to my body and pleasure after a long road of poor health and it's a remarkable self love tool. Treat yourself you will not regret it!

- Melissa S.



Informative & Educational

I am very pleased with the Lora Dicarlo website. It is a breeze to navigate. Information about products and educational posts are up to date and accessible. I think it's important to get sexual information out there and eliminate myths and silly ideas. The website is not just sales oriented but a learning tool.

- Jessica W.

Our customers are highly engaged and want to help break the stigma around pleasure.



Kudos to the engineers of this one!

I've tried other clit vacuum stimulator and this is on a whole other level of satisfaction. This is a new design to me but definitely easy to get used to. Love it! This has a great range of pressures for build up and is powerful yet gentle. If i could only use one word to describe it, that would be: "efficient."

- Chelsea.



Excellent. Will not be disappointed.

This is exactly as described. Shipping is exactly as expected, discrete and elegant packaging inside. The service is also excellent, I sent a question for delivery confirmation and it was answered within a couple of hours. Excellent product and well worth it!

- Sigfrido R.



Easy Peasy

Your website has all the information we need to understand ourselves better. Easy, clear, and informative quality.

- Mildred R.



Great Customer Service

The customer service at Lora DiCarlo has been fantastic! Very responsive and helpful in solving my product issue.

- Allymasotti.



Oh My!

It's about time women's sexual needs (no matter what age) were recognized as important to both mental and physical well being. Thank you.

- Kay A.

★★★★★

Great addition to the toy box.

Wife loves it and that's all that matters. Well built, lots of speeds and fun to play with.

- Aaron F.

Business Model

Global e-commerce and wholesale infrastructure

We offer our products through our online store and global wholesale partners. Our flagship product, Osé, continues to be our most popular product, accounting for 36% of our sales.

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We have an established female sales team based in California and Barcelona, with over 45 years of global industry expertise. We've been shipping wholesale accounts since September 2020. Our global wholesale business is 57% US, 39% EU and UK, and 4% the rest of the world.

Shipped Wholesale Units



We have a global logistics infrastructure with warehouses in LA, Hong Kong, and Amsterdam. We are positioned to maximize the growth potential in the market on a global scale.



Market

The global sensual wellness market has doubled in recent years to $74.7 billion dollars.

Intimacy is a basic human need. It's not going away. Increased mainstream acceptance of pleasure continues to drive market growth.

The sensual wellness market represents the potential for significant financial returns.

With global brand recognition as a technology innovator and world-wide sales, Lora DiCarlo allows investors to participate in this expanding market.

*Source: Allied Market Research, June 2020 | *Source: Global Wellness Institute, Global Wellness Economy Monitor, October 2018

Competition

Uniquely aligned with what consumers want.

As a female-founded, female-led brand, we are positioned for continued growth in the sensual wellness market.

- **We understand what women want in a brand — empowerment and technology.** Our survey of 1,472 female identifying individuals shows Lora DiCarlo's focus on empowerment and human-touch technology are the top two brand attributes:

Brand Importance Percent Very Important
Key Target Females (n=1472)



Focus on sexual wellness and empowerment	35%
Have tech that is inspired by human movement	29%
Are made in the USA	23%
Are socially conscious (e.g. inclusive of everyone...)	19%
Are made and marketed by a female-run brand	13%

- **We have patents that create barriers to entry and prevent copycat products.** Our products are covered by proprietary and patented technology including US Patent No. 10,980,703, US Patent No. 11,007,113, and 11 other pending patents.



- **Our in-house engineering team has a research partnership with the Oregon State University College of Engineering, the #4 graduate robotics program in the USA.** This unique research partnership allows access to the capabilities and expertise of a Tier 1 land grant university.


Focusing on diversity of anatomies, genders, sexual preferences & consumer perspectives through:
· Empirical and consumer studies.
· User testing
· Consumer feedbacks.
IDEATION & RESEARCH
CONCEPTION & ENGINEERING
PRODUCTION & TESTING
Inclusive Sex Tech Products
· Prototype user testing.
· Product technical quality testing:longevity, frequency, impact/drop.
· Product user quality testing, efficiency, inclusive design, functionalities.
· In-house engineering phase: design & technology.
· Batch prototyping.
· Integration of real user feedback.









 

*Source: Lora DiCarlo Female Sexual Pleasure Study, Attitude and Usage Report, June 2019

Vision

A leader in creating an equitable world

Lora DiCarlo aims to be a thought leader and primary driver in a world where individuality is celebrated and exploration is praised. Since our founding, our mission and proprietary technologies have received global acclaim. Moving forward, we continue to innovate new products and services, to serve each consumer, and work towards creating an equitable world.


Founder Lora Haddock DiCarlo with co-owner and creative advisor Cara Delevingne

Leading The Path To Pleasure

Setting out on a mission to destigmatize pleasure is no small feat, and we couldn't be prouder to have actress, model, and activist Cara Delevingne join Lora DiCarlo as a co-owner and creative advisor. Lora, Cara and the Lora DiCarlo team will work together to continue pushing the boundaries.

Mind-blowing Technology

Our products are engineered to be inclusive, user-friendly, and most importantly, mind-blowing. They combine innovative technology with the beautiful design to delight you in the moment and inspire you to keep exploring your well-being.

Investors

Lora DiCarlo has raised $7M.

We have raised money from investors including Republic Labs, Romulus Capital, River Bend Capital, VU Fund, Gaingels (global network of LGBTQ+/Ally investors), and individual investor Cara Delevingne (model, actress, and activist).







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Founders

Lora DiCarlo.

Lora Haddock DiCarlo founded her namesake brand in 2017 with a mission to create a more equitable world. Prior to launching, the brand broke ground at CES, with its flagship product Osé, winning a coveted innovation award. Quickly rescinded, the CTA cited the product as "obscene". Lora quickly became a vocal advocate for sensual wellness brands, stressing the importance of inclusion in the broader wellness category.



Continuing to garner accolades, the brand has seen explosive growth with over thirteen patents-pending for its award-winning technology. In addition to becoming a leader in wellness tech, Lora is building a team rooted in her founding values of respect, empowerment, and integrity.

Team

Lora H DiCarlo	CEO & Founder	Lora Haddock DiCarlo founded her namesake brand in 2017 with the mission to create a more sexually equitable world and introduced sex tech inspired by human movement.
Doug Layman	COO	Doug has over 30 years experience in engineering, business operations, and as a serial entrepreneur with multiple successful exits. He has a BS in Engineering from Oregon State University and a MBA from Georgetown.
Elizabeth Reilly	Head of Marketing	Elizabeth has over 10 years of experience growing mission-driven CPG brands across categories including food & bev, health & wellness, and consumer tech.
Michelle Harris	Head of Sales	Michelle joined us in 2020 with 20+ years of experience in Sales & Business Development in the beauty industry. She thrives on connecting with distribution and retail partners and is ready to bring the Lora DiCarlo brand more mainstream.
Jason Moyer	CFO	Jason has earned 25+ years of experience in strategy, finance, venture development and M&A. Exposure spans organizations ranging from startup to Fortune 500, including tenure with Intel Corporation and PacifiCorp (acquired by Berkshire Hathaway).

Perks

$100	$25 off a purchase of $100 or more 1 ticket to join the digital Empower Your Pleasure Launch Party
$250	$35 off a purchase of $100 or more One free Fluid Aqua One free Fluid Coco 1 ticket to join the digital Empower Your Pleasure Launch Party
$500	$45 off a purchase of $100 or more Lora DiCarlo Fluid Bundle - 1 Fluid Aqua, 1 Fluid Coco and 1 Foaming Cleanser 2 tickets to join the digital Empower Your Pleasure Launch Party
$1,000	Warming Bundle - One free product of your choice from our Warming Line and free Fluid Coco 20% off any purchase for 6 months 2 tickets to join the digital Empower Your Pleasure Launch Party
$1,500	Human Touch Bundle - One free product of your choice from the biomimicry line and free Fluid Aqua and Fluid Coco 20% off any purchase for 6 months 2 tickets to join the digital Empower Your Pleasure Launch Party
$5,000	One free product of your choice from the biomimicry line One free product of your choice from the warming line One free Fluid Aqua, Fluid Coco, and Foaming Cleanser 20% off any purchase for 6 months 2 tickets to join the digital Empower Your Pleasure Launch Party
$10,000	Entire suite of Lora DiCarlo products 25% lifetime discount
$15,000	All lower tier perks 1:1 digital call with Lora
$25,000	Entire suite of Lora DiCarlo products 25% lifetime discount Dinner with Lora in New York City
$50,000	Entire suite of Lora DiCarlo products 25% lifetime discount
$100,000	Entire suite of Lora DiCarlo products 25% lifetime discount

FAQ

How do I earn a return?

Lora DiCarlo is using Republic's Custodial Crowd SAFE security. The Custodial Crowd SAFE is similar to the non-custodial Crowd SAFE, except that investors receive beneficial interests rather than direct legal record ownership of the security instrument. The custodian is the legal record holder of the security instrument for the benefit of the investors in the offering. Issuers tend to choose this arrangement for administration purposes and cap table organization. Please see the Crowd SAFE of this specific deal prior to investing. Investors could see their Crowd SAFE investment converted to cash or stock upon a financing event, change of control (M&A), or an initial public offering. Learn more about returns on investment here, but please also review the Form C and Custodial Crowd SAFE instrument of this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE SUBSCRIBER LIVES OUTSIDE THE UNITED STATES, IT IS THE SUBSCRIBER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY SUBSCRIBER, WHETHER FOREIGN OR DOMESTIC.

UCCELLINI INC.

Subscription Agreement for
Beneficial Interest in Omnibus Crowd SAFE
Representing Economic Interest in
Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and Uccellini Inc., a Delaware corporation (the "**Company**"), effective as of [Date of Subscription Agreement]. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Form of Omnibus Crowd SAFE attached hereto as Exhibit A (the "**Omnibus Crowd SAFE**"). In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes $[________] (the "**Subscription Amount**") for the right to an indirect economic interest in the Company's Crowd SAFEs and, for the avoidance of doubt, the underlying securities, cash or other consideration into which the Crowd SAFEs convert, (the "**Subscription**"), to be represented by a pro rata beneficial interest (based on the Subscription Amount) in an Omnibus Crowd SAFE issued by the Company to the custodian designated in the Omnibus Crowd SAFE, being Prime Trust, LLC (the "**Custodian**"), with the Custodian as legal record owner of the Crowd SAFE, and, for the avoidance of doubt, the underlying securities, cash or other consideration into which the Crowd SAFEs convert, (the "**Beneficial Interest**", as defined and calculated in the Omnibus Crowd SAFE).

2. **General Terms and Conditions.**

(a) *Acceptance and Conditions*. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (i) Subscriber's completion of the investment commitment process on the Intermediary hosting the Company's offering; (ii) Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the Company's offering, in the manner and method directed by the Company; (iii) Subscriber's execution of the Omnibus Crowd SAFE; (iv) Subscriber's execution of a separate custody account agreement by the Subscriber directly with the Custodian in the form Omnibus Crowd SAFE attached hereto as Exhibit B; and (v) the Company counter-signing this Agreement and the Omnibus Crowd SAFE.

(b) *Nature of Interest in Omnibus Crowd SAFE*. The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Crowd SAFE. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, as a holder of a Beneficial Interest (i) with any voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Crowd SAFE (or the Subscriber's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Crowd SAFE, or (ii) any right to be deemed the legal record owner of the Crowd SAFE for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise unless provided explicitly herein or in the Crowd SAFE. To the extent the holder of the Omnibus Crowd SAFE or any securities into which it may convert is deemed to have any right to vote or otherwise act on behalf of its interest, whether under applicable law, the governing documents of the Company or otherwise, Subscriber hereby confirms that the Custodian is the record holder of the Omnibus Crowd SAFE or any securities into which it may convert and that the Custodian shall have the sole right to vote and act with respect to the Omnibus Crowd SAFE or any securities into which it may convert all in accordance with, and subject to the limitations set forth in, the Omnibus Crowd SAFE to which the Subscriber has a beneficial interest. Notwithstanding the foregoing, unless otherwise required by the Crowd SAFE or any security into which it may convert, Custodian shall not have any obligation to vote in any corporate action or take any action on behalf of the Omibus Crowd SAFE beneficial holders.

3. **Subscriber Representations.** By executing this Agreement and the Omnibus Crowd SAFE, the Subscriber hereby represents and warrants to the Company and to the Custodian as follows:

(a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and the Omnibus Crowd SAFE to perform its obligations hereunder and thereunder. Each of this Agreement and the Omnibus Crowd SAFE constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Subscriber has been advised that the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section

4(a)(6) of the Securities Act ("**Regulation CF**"). The Subscriber understands that neither the Omnibus Crowd SAFE (nor the Subscriber's Beneficial Interest therein) nor the underlying Beneficial Interest therein may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Subscriber further understands and agrees that its Beneficial Interest and the securities to be acquired by the Subscriber thereunder shall be subject to the further terms and conditions set forth in the Omnibus Crowd SAFE, including without limitation the transfer restrictions set forth in Section 5 of the Omnibus Crowd SAFE.

(c) The Subscriber is purchasing its Beneficial Interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

(d) The Subscriber has, and at all times under this Agreement will maintain, a custody account in good standing with the Custodian pursuant to a valid and binding custody account agreement.

(e) The Subscriber acknowledges, and is making the Subscription and purchasing its Beneficial Interest in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF.

(f) The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its Beneficial Interest and the underlying securities.

(g) The Subscriber has had an opportunity to (i) ask questions and receive answers from the Company regarding the terms and conditions of the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest) and the underlying securities, and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its Beneficial Interest, the Subscriber is not relying on the advice or recommendations of the Company, the Intermediary or any other third-party, and the Subscriber has made its own independent decision that an investment in the Omnibus Crowd SAFE and the underlying securities is suitable and appropriate for the Subscriber. The Subscriber understands that no federal, state or other agency has passed upon the merits or risks of an investment in the Omnibus Crowd SAFE and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(h) The Subscriber understands and acknowledges that as the holder of a Beneficial Interest, the Subscriber shall have no voting, information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make under relevant securities regulations, or as expressly provided in the Omnibus Crowd SAFE.

110137893.7 0068322-00003

(i) The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata Beneficial Interests (based on their respective subscription amounts) in the Omnibus Crowd SAFE.

(j) The Subscriber understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Omnibus Crowd SAFE, the underlying securities or any other class of the Company's securities.

(k) Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Omnibus Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, Subscriber will immediately notify Company. Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(l) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(m) The Subscriber understands the substantial likelihood that the Subscriber will suffer a **TOTAL LOSS** of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(n) The Subscriber understands and agrees that its Beneficial Interest does not entitle the Subscriber, as a holder of such interest, to vote, execute consents, or to otherwise represent the interests thereunder. The Subscriber acknowledges and agrees that the Custodian shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Crowd SAFE.

(o) The Subscriber understands and agrees that, except as otherwise agreed by the Company in its sole discretion, the Subscriber will not be entitled to exchange its Beneficial Interest for a Crowd SAFE in registered form or other form of security instrument not otherwise contemplated by this Agreement.

(p) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its Beneficial Interest and the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its Beneficial Interest; (ii) any foreign exchange restrictions applicable to such

Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its Beneficial Interest and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities.

(q) If the Subscriber is an entity: (i) such entity is duly formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance of the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

4. **Conversion of Omnibus Crowd SAFE.** Upon the conversion of the Omnibus Crowd SAFE into Equity Securities (as defined in the Omnibus Crowd SAFE) of the Company in accordance with the terms of the Omnibus Crowd SAFE, Custodian will execute and deliver all transaction documents related to the Equity Financing or other corporate event causing the conversion of the Omnibus Crowd SAFE in accordance therewith; provided, that such transaction documents are the same documents to be entered into by all holders of other SAFEs issued by the Company that will convert in connection with the Equity Financing or corporate event and being the same as the purchasers in the Equity Financing (as defined in the form of Omnibus Crowd SAFE) with appropriate variations to give effect to the CF Shadow Series. Subscriber hereby authorizes and consents to the execution by Custodian of all documents necessary to give effect to this Section 4, and agrees that no fiduciary or advisory relationship between Subscriber and Custodian is intended to be or has been created in respect of any of the transactions contemplated by this Agreement, and Subscriber waives, to the fullest extent permitted by law, any claims of any kind that it may have against Custodian for executing any documents on behalf of, or for the benefit of Subscriber pursuant to this Agreement and agrees that Custodian shall have no liability (whether direct or indirect) to the Subscriber in respect any claim or to any person asserting a claim on behalf of or in right of the Subscriber.

5. **Dispute Resolution; Arbitration.**

(a) THE SUBSCRIBER AND THE COMPANY (I) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT RESOLVED IN A COURT, AND (II) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Rules. The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Bend, Oregon. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) <u>No Class Arbitrations, Class Actions or Representative Actions</u>. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and will be resolved solely through individual arbitration and will not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

6. **Miscellaneous**.

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber.

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or otherwise provided, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber to (i) to a member of the family of the Subscriber or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or the equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance, (ii) any other entity who directly or indirectly, controls, is controlled by or is under common control with the Subscriber, including, without limitation, any general partner, managing member, officer or director of the Subscriber, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Subscriber and that any such assignment shall require such transferee to assume the rights and obligations of the Subscriber's custody account agreement with the Custodian in accordance with the assignment provision thereof, or otherwise execute a custody account agreement with the designated Custodian ; and *provided, further*, that the Company may assign this Agreement in whole, without the consent of the Subscriber, in connection with a reincorporation to change the Company's domicile.

(d) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(e) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) This Agreement and the Omnibus Crowd SAFE constitute the entire agreement between the Subscriber and the Company relating to the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities; provided further, that Subscriber agrees to be bound by the terms of the Omnibus Crowd SAFE applicable to Holders.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered

SUBSCRIBER:

_____
Print Name

_____
Signature

_____
Print Name of Additional Signatory

_____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

Accepted and Agreed:

COMPANY:	**CUSTODIAN:**
UCCELLINI INC.	**PRIME TRUST, LLC**
By: _____	By: _____
Name: Lora LeeAnne Haddock DiCarlo	Name:
Title: CEO	Title:
Date: _____	Date: _____
Address:	Address:
Email:	Email:

FORM OF OMNIBUS CROWD SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

UCCELLINI INC.

Omnibus Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests herein (the "**Subscribers**") of an aggregate subscription amount of $[_____] (the "**SAFE Amount**"), Uccellini Inc., a Delaware corporation (the "**Company**"), hereby issues to Prime Trust, LLC, as custodian ("**Prime Trust**"), the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

This Omnibus Crowd SAFE initially shall entitle each Subscriber to a beneficial ownership interest herein, including the securities or cash into which this Omnibus Crowd SAFE converts equal to (i) the quotient of such Subscriber's Subscription Amount *divided by* the SAFE Amount; *times* (ii) the number of shares of Capital Stock (or amount of cash or other property, if applicable) that this Omnibus Crowd SAFE converts into pursuant to the provisions herein (the "**Beneficial Interest**"). The number of shares under this instrument shall be subject to adjustment by the Company in the event of any share subdivision, split, dividend, reclassification, combination, consolidation or similar transaction affecting the Capital Stock or the Company.

The "**Valuation Cap**" is $40,000,000.

The "**Discount**" is 10%.

See Section 2 for certain additional defined terms.

110137893.7 0068322-00003

1. *Events*

(a) **Equity Financing**.

(i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(e) ("**First Equity Financing**"), the Company shall notify Prime Trust of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the SAFE Amount to Capital Stock; or (2) issue to Prime Trust a number of shares of the CF Shadow Series of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the SAFE Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(e) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify Prime Trust of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the SAFE Amount to Capital Stock; or (2) issue to Prime Trust a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the SAFE Amount by (y) the First Equity Financing Price.

(iii)   In connection with any issuance of shares to Prime Trust pursuant to this Section 1(a), Prime Trust will, if and to the extent requested by the Company, execute and deliver to the Company one or more of the transaction documents related to the applicable Equity Financing.

(b) **Liquidity Event**.

(i)   If there is a Liquidity Event (other than an IPO) before the termination of this instrument and before any Equity Financing, then, at the closing of such Liquidity Event, Prime Trust will automatically be entitled to receive (subject to the liquidation priority set forth in Section 1(d) below) a portion of Proceeds, due and payable immediately prior to, or concurrent with, the closing of the Liquidity Event, equal to the greater of (a) a cash payment equal to the SAFE Amount (the "**Cash-Out Amount**") or (b) the amount that would have been payable to Prime Trust in the Liquidity Event had Prime Trust held at the closing of the Liquidity Event (in lieu of this Crowd SAFE) that number of shares of Common Stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing (A) the SAFE Amount by (B) the Liquidity Price which amount (the "**Conversion Amount**") shall be payable to Prime Trust in the same form (e.g., cash, stock, other securities or property) as payments to holders of Common Stock and paid to Prime Trust at the same time as payments to holders of Common Stock. The value of payments in any form other than cash shall be the fair market value of such payments as determined in good faith by the Company. Payments to holders of Common Stock that are withheld for an escrow fund, holdback or similar arrangement shall not be deemed to have been paid to the holders until released and actually paid.

(ii)   If there is a Liquidity Event (other than an IPO) after one or more Equity Financings have occurred but before the termination of this instrument, then, at the closing of such Liquidity

Event, Prime Trust will automatically be entitled to receive (subject to the liquidation priority set forth in Section 1(d) below) a portion of Proceeds, due and payable immediately prior to, or concurrent with, the closing of the Liquidity Event, equal to the greater of (a) the Cash-Out Amount or (b) the amount that would have been payable to Prime Trust in the Liquidity Event had Prime Trust held at the closing of the Liquidity Event (in lieu of this Crowd SAFE) that number of shares of Common Stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing (A) the SAFE Amount by (B) the First Equity Financing Price which amount (the "**Post-Equity Financing Conversion Amount**") shall be payable to Prime Trust in the same form (e.g., cash, stock, other securities or property) as payments to holders of Common Stock and paid to Prime Trust at the same time as payments to holders of Common Stock. The value of payments in any form other than cash shall be the fair market value of such payments as determined in good faith by the Company. Payments to holders of Common Stock that are withheld for an escrow fund, holdback or similar arrangement shall not be deemed to have been paid to the holders until released and actually paid.

Notwithstanding the foregoing, if the consideration to be paid in exchange for Common Stock in the Liquidity Event includes any securities and receipt thereof by Prime Trust would, in the good faith determination of the Company, require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to anyone of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, then the Company may cause to be paid to Prime Trust in lieu thereof an amount in cash equal to the fair market value (as determined in good faith by the Company's board of directors) as of the date of the Liquidity Event of the securities which Prime Trust would otherwise have received.

Notwithstanding the foregoing, in connection with a Liquidity Event intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to Prime Trust by the amount determined by the Company in good faith for such Liquidity Event to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to Prime Trust and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to Prime Trust under Section 1(d).

In connection with any Liquidity Event before the termination of this instrument, Prime Trust will, if requested by the Company, execute and deliver to the Company any indemnification support agreement or similar agreement executed and delivered by holders of Common Stock in connection with the Liquidity Event.

If there is an IPO before the termination of this instrument and before any Equity Financing, Prime Trust will automatically be entitled to receive that number of shares of Common Stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing the SAFE Amount by the Liquidity Price. If there is an IPO after one or more Equity Financings have occurred but before the termination of this instrument, Prime Trust will automatically be entitled to receive that number of shares of Common Stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing the SAFE Amount by the First Equity Financing Price. Notwithstanding the foregoing, if the Company's board of directors determines in good faith (and with the advice of legal counsel) that delivery of Common Stock to Prime Trust pursuant to this paragraph would violate applicable law, rule or regulation, or be prohibited by an underwriter in the IPO, then the Company shall deliver to Prime Trust in lieu thereof, a cash payment equal to the fair market value as of the date of the IPO of the Common Stock which Prime Trust would otherwise have received pursuant to this paragraph, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), Prime Trust will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to Prime Trust immediately prior to the consummation of the Dissolution Event.

(d)   **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Crowd SAFE is intended to operate like standard non-participating Preferred Stock. Prime Trust's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to Prime Trust and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to Prime Trust and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

Prime Trust's right to receive its Conversion Amount or Post-Equity Financing Conversion Amount, as applicable, is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above in this Section 1(d) (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e)   **Termination**. This instrument will terminate (without relieving the Company or Prime Trust of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares or other cash or property to Prime Trust pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to Prime Trust pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued for cash in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock for cash in the Equity Financing, the CF Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders (including Holders of Beneficial Interests) shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Upon receipt of notice of any meeting at which the CF Shadow Series shareholders are entitled to vote, Prime Trust shall, as soon as reasonably practicable thereafter, mail or provide electronically to the Holders of Beneficial Interests a notice, which shall be provided by the Company and which shall contain such information as is contained in such notice of meeting. Holder acknowledges that notwithstanding its receipt of such materials, all voting rights with respect to the shares of CF Shadow Series shares shall be exercised by Prime Trust, and that Prime Trust intends to exercise such voting rights by voting the shares held by it in accordance with the vote of the majority of the shares (whether Preferred Stock or another class issued by the Company) to which the CF Shadow Series shares correspond held by persons other than Prime Trust that are voted on any matter (e.g., if the Company sells Series A Preferred Stock for cash in the relevant Equity Financing and the CF Shadow Series is Series A-CF Preferred Stock, then Prime Trust would vote in accordance with the vote of the majority of the shares of Series A Preferred Stock held by persons other than Prime Trust), and Prime Trust will not exercise any discretion in voting any CF Shadow Series shares represented by the Beneficial Interests; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws. Prime Trust will not invoke such rights.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the United States Securities and Exchange Commission that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold for cash in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $3,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Holder**" means the holder of a Beneficial Interest in this instrument, whether as a Subscriber or as a permitted transferee thereof.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Common Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Common Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the completion of a reverse merger or reverse take-over whereby a shell company (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) that is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company; or (C) a Direct Listing.

"**Liquidity Capitalization**" shall mean the aggregate number, as of immediately prior to the Liquidity Event, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the corporate power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Prime Trust, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   Prime Trust has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of Prime Trust, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

5. *Transfer Restrictions*.

(a)   During the Lock-up Period, neither Prime Trust nor any Holder shall, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the applicable party or the immediate family of such party, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to Prime Trust and the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Prime Trust and each Holder shall execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the registrable securities of the Company held by Prime Trust and the Holders (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. A legend reading substantially as follows will be placed on all certificates representing all of the registrable securities of the Company held by Prime Trust and the Holders (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   No portion of this instrument (or any Beneficial Interest herein) or the underlying securities may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   No disposition of this instrument (or any Beneficial Interest herein) or any underlying securities may be made to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE (or any Beneficial Interest herein) and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or otherwise, any other agreement between Prime Trust or a Holder and the Company or any agreement between Prime Trust or Holder and any third party:

110137893.7 0068322-00003

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their Beneficial Interests in this instrument for Crowd SAFEs in certificated form.

(b)   Prime Trust agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the majority of the Holders (calculated based on the Beneficial Interests of the Holders).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   Prime Trust through this Omnibus Crowd SAFE shall be considered legal record holder of the Crowd SAFE, and the underlying securities it may convert into. Prime Trust is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on Prime Trust, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by Prime Trust to any other entity who directly or indirectly, controls, is controlled by or is under common control with Prime Trust, including, without limitation, any general partner, managing member, officer or director of Prime Trust; and *provided, further*, that the Company may assign this instrument in whole, without the consent of Prime Trust, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason

110137893.7 0068322-00003

held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Bend, Oregon. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   Each Holder has, and at all times under this Omnibus Crowd SAFE will maintain, a custody account in good standing with Prime Trust pursuant to a valid and binding custody account agreement. To the extent any of the provisions of such custody account agreement shall conflict with the terms of this Omnibus Crowd SAFE, the terms of this Omnibus Crowd SAFE will control.

(j) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Crowd SAFE to be duly executed and delivered.

UCCELLINI INC.

By:_____
    Name:
    Title:
    Address:
    Email:

PRIME TRUST, LLC,
As Custodian

By:_____
    Name:
    Title:
    Address:
    Email:

SUBSCRIBER/HOLDER:

_____
Print Name

By:_____
Signature

_____
Print Name of Additional Signatory

By:_____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

EXHIBIT B

PRIME TRUST NEW ACCOUNT AGREEMENT

_____ ("Account Holder", "Customer", "you", "your") hereby requests and directs that Prime Trust, LLC ("Prime Trust", "Custodian", "we", "our", "us"), a Nevada chartered trust company, establish a Prime Asset Custody Account ("Account") for and in the name of Account Holder, and to hold as custodian all assets deposited to, or collected with respect to such Account, upon the following terms and conditions:

1. APPOINTMENT OF CUSTODIAN:

Account Holder hereby appoints Prime Trust to be custodian of and to hold or process as directed all securities, currency, cryptocurrency, and other assets of Account Holder (hereinafter referred to as "Custodial Property") that are delivered to Custodian by Account Holder or Account Holder's Agent(s) (as defined below) to the Account in accordance with the terms of this Agreement.

2. SELF-DIRECTED INVESTMENTS:
a. This Account is a self-directed Account that is managed by Account Holder and/or Account Holder's Agents. Prime Trust will act solely as custodian of the Custodial Property and will not exercise any investment or tax planning discretion regarding your Account, as this is solely your responsibility and/or the responsibility of advisors, brokers and others you designate and appoint as your agent for your Account ("Agents"), if any. Prime Trust undertakes to perform only such duties as are expressly set forth herein, all of which are ministerial in nature.
b. As a self-directed Account, you acknowledge and agree that:
  i.   The value of your Account will be solely dependent upon the performance of any asset(s) chosen by you and/or your Agents.
  ii.   Prime Trust shall have no duty or responsibility to review or perform due diligence on any investments or other Custodial Property and will make absolutely no recommendation of investments, nor to supervise any such investments. You will perform your own due diligence on all investments and take sole responsibility for all decisions made for your Account.
  iii. Prime Trust does not provide any valuation or appraisals of Custodial Property, nor does it hire or seek valuations or appraisals on any Custodial Property, provided, however, it may, at its option and with no obligation or liability, to the extent available for any particular asset, include recent price quotes or value estimates from various third-party sources, including but not limited to SEC-registered exchanges and alternative trading systems, digital asset exchanges, and real estate websites on your statement for any such Custodial Property. Prime Trust will not be expected or obligated to attempt to verify the validity, accuracy or reliability of any such third-party valuation, valuation estimates or prices and you agree that Prime Trust shall in no way be held liable for any such valuation estimates or price quotations. Prime Trust shall simply act in a passive, pass-through capacity in providing such information (if any) on your Account statements and that such valuation estimates or price quotations are neither verified, substantiated nor to be relied upon in any way, for any purpose, including, without limitation, tax reporting purposes. You agree to engage a professional, independent advisor for any valuation opinion(s) you want on any Custodial Property.

c. Account Holder will not direct or permit its Agents to direct the purchase, sale or transfer of any Custodial Property which is not permissible under the laws of Account Holder's place of residence or illegal under US federal, state or local law. Account Holder hereby warrants that neither you nor your Agents will enter into a transaction or series of transactions, or cause a transaction to be entered into,

110137893.7 0068322-00003

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which is prohibited under Section 4975 of the Internal Revenue Code. Pursuant to the directions of the Account Holder or Agent(s), Prime Trust shall process the investment and reinvestment of Custodial Property as directed by Account Holder or its Agents only so long as, in the sole judgment of Prime Trust, such requested investments will not impose an unreasonable administrative burden on Prime Trust (which such determination by Prime Trust shall not to be construed in any respect as a judgment concerning the prudence or advisability of such investment). Custodian may rely upon any notice, instruction, request or other instrument believed by it to have been delivered from the Account Holder or its Agents, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein.

d. Buy and sell orders may, at Custodians discretion, be accepted verbally, including via telephone, or electronically, including email and internet-enabled devices and systems, provided, however, that Custodian may, but is not required to, require Account Holder or its Agents to promptly provide email, text or other confirmation to verify such instructions and any such instructions will not be deemed as received until verified in accordance with the Custodians then-in-effect policies and procedures. Account Holder acknowledges that any request to waive or change any policies or procedures for asset disbursements is done so at Account Holders risk. Prime Trust may decline to accept verbal asset transfer or trade instructions in its sole discretion and require written instructions, or instructions triggered from Account Holder or its Agents using tools while logged onto your account (either directly at www.primetrust.com or on any website or application that integrates into Prime Trust systems via API's ("Application Programming Interfaces"), which may or may not bear the Prime Trust brand. Account Holder bears complete and absolute responsibility for all buy, sell, transfer, and disbursement instructions for this Account and will immediately notify Prime Trust of any unauthorized transactions.

e. Account Holder acknowledges and agrees that the custody of digital assets is generally subject to a high degree of risk, including without limitation, the risk of loss due to the blockchain or smart contract defects as well as forks and other events outside of the Custodian's control. Such Custodial Property is not insured by the Federal Deposit Insurance Corporation or by any Prime Trust insurance policies and so you are advised to directly obtain, at your sole cost and expense, any separate insurance policies you desire for such Custodial Property. Account Holder agrees that transfer requests, as well as sale and purchase orders, for digital assets may be delayed due to security protocols, time-zone differences, communication technology delays or fails, and/or enhanced internal compliance reviews. Accordingly, Prime Trust shall not be liable for any losses or damages, including without limitation direct, indirect, consequential, special, exemplary or otherwise, resulting from delays in processing such transactions.

f. All instructions for the purchase and sale of securities and/or digital assets shall be executed through one or more broker-dealers or exchanges selected by either you or your Agents, or by Prime Trust, as an accommodation (and not in any capacity as a broker-dealer) and Prime Trust is hereby authorized to debit your account for any fees associated with such transaction(s) and remit those to the executing party.

3. SCHEDULE OF FEES:

The Custodian shall receive reasonable compensation in accordance with its usual Schedule of Fees then in effect at the time of service. The fees and charges initially connected with this Account may include:

Account Fees: As detailed on Prime Trust's current fee schedule, which may change from time to time and is published on www.primetrust.com. Changes to the fee schedule shall not affect any charges for prior periods and will only be effective as of the date the changes were published.

Statement Fee: $0.00 – there are no fees for electronically delivered and available statements

Third-Party Fees – in the event that we are charged any fees by a third party in performing services on your behalf (e.g. transfer agent fees, legal fees, accounting fees, tax preparation fees, notary fees, exchange fees, brokerage fees, bank fees, blockchain settlement fees, etc.) then you agree to reimburse us for such reasonable charges at cost plus 25% (excluding broker-dealer commissions), and that no prior approval is required from you in incurring such expense.

110137893.7 0068322-00003

You agree to pay all fees and expenses associated with your Account. Prime Trust is hereby authorized, at its option, in its sole discretion, to electronically debit the Account for payment of fees and expenses, including charging any linked credit or debit card, pulling funds from any linked bank account, or liquidating any of the Custodial Property without prior notice or liability. Unpaid fees are subject to interest at a rate of 1.50% per month on the outstanding balance and may be applied as a first lien on any Custodial Property. Prime Trust reserves the right to make changes to its fees for custodial services in its sole and absolute   discretion.

4. ASSETS AND CUSTODY:
    a.   Custodial Property which Prime Trust will generally agree to accept and hold on Account Holder's behalf includes: United States Dollars ("USD"), foreign currencies at the sole discretion of Prime Trust, title to real estate, certain digital assets, private equity and debt securities issued pursuant to laws and regulations of the United States, as well as equity and debt securities which are listed on any US exchange or alternative trading system (e.g. OTC, NASDAQ, NYSE, AMEX, etc.). Securities which have been issued pursuant to regulations of countries other than the US or which are listed on non-US trading systems may be acceptable for custody on a case by case basis. Physical assets such as cash, art, coins, and rare books are generally not accepted for custody at Prime Trust. Acceptance and custody of digital assets such as cryptocurrency and other tokens are subject to the sole discretion of Prime Trust.

    b.   USD in the Custodial Account are hereby directed by Account Holder to be invested in Prime Trust's "Secure Cash Sweep", as available, other than as needed for immediate funds availability. Interest paid from the Secure Cash Sweep BT will be credited to your Account.

    c.   During the term of this Agreement, Custodian is responsible for safekeeping only Custodial Property which is delivered into its possession and control by the Account Holder or its Agents. Custodian may for convenience take and hold title to Custodial Property or any part thereof in its own name or in the name of its nominee (commonly known as "street name"), with Account Holder ownership of Custodial Property segregated on its books and records.

    d.   Custodian shall keep accurate records of segregation of customer accounts to show all receipts, disbursements, and other transactions involving the Account. All such records shall be held indefinitely by Custodian.

    e.   Custodian shall collect and hold all funds when Custodial Property may mature, be redeemed or sold. Custodian shall hold the proceeds of such transaction(s) until receipt of written or electronic (via our systems) disbursement instructions from Account Holder.

    f.   Custodian shall process any purchase, sale, exchange, investment, disbursement or reinvestment of Custodial Property under this Agreement that Account Holder or its Agents may at any time direct, provided that sufficient unencumbered, cleared assets are available for such transaction.

    g.   Funds received in any currency other than USD may, at your direction or as needed to fulfill investment directions or pay fees, be converted to USD at exchange rates set at Prime Trusts discretion.

    h.   Without limiting the generality of the foregoing, Prime Trust is authorized to collect into custody all property delivered to Custodian at the time of execution of this Agreement, as well as all property which is hereafter purchased for your Account or which may hereafter to be delivered to Custodian for your Account pursuant to this Agreement, together with the income, including but not limited to interest, dividends, proceeds of sale and all other monies due and collectable attributable to the investment of the Custodial Property.

    i.   Custodian is authorized, in its sole discretion, to comply with orders issued or entered by any court with respect to the Custodial Property held hereunder, without determination by Custodian of such court's jurisdiction in the matter. If any portion of the Custodial Property held hereunder is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment,

110137893.7 0068322-00003

transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, Custodian is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action, and if Custodian complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

j. Custodian does not warrant or guarantee that any buy or sell order by Account Holder will be executed at the best posted price or timely executed. Account Holder acknowledges and agrees that (i) Custodian does not have access to every market or exchange which a particular product or financial instrument may be traded and Custodian makes no representation regarding the best price execution of any instructions, (ii) other orders may trade ahead of Account Holder's order and exhaust available volume at a posted price, (iii) exchanges, market makers or other types of sellers or purchasers may fail to honor posted or otherwise agreed-upon prices, (iv) exchanges may re-route customer orders out of automated execution systems for manual handling (in which case, execution may be substantially delayed), (iv) system delays by exchanges or third-parties executing instructions may prevent Account Holders order from being executed, may cause a delay in execution or not to be executed at the best posted price or at all, and, (v) Custodian may not promptly or in a timely manner execute Customers order(s) due to internal delays, and Custodian makes no representation that its custody services are in any way suitable for active trading or any activity requiring prompt or exact execution. The Account is not a brokerage account. Transactions may be subject to additional fees and charges by both Custodian and any third-party service providers or exchanges.

5. ACCOUNT ACCESS AND COMMUNICATIONS:

a. Custodian shall provide you and your Agent(s) with access to your Account via our website at www.primetrust.com, via the "Banq" mobile app, and/or via API's that third-parties can write into (e.g. exchanges, broker-dealers, funding portals, trading platforms, investment advisors, registered transfer agents, banks, consumer and industrial financial application providers, etc.).

b. Your Agent(s) shall be provided with access to the Account as chosen by you using the tools and settings provided to you for your Account, which may include Account information such as current and historic statements, transaction history, current asset positions, and account types and beneficiaries. It may, depending upon the settings and permissions you choose for your particular Agents, include the ability to instruct Prime Trust to take action with respect to the Custodial Property and Account, including without limitation to invest, sell, receive, deliver or transfer Custodial Property. Any actions undertaken by any of your Agents are deemed to be those of the Account Holder directly, and you agree to maintain the security of your login credentials and passwords, as well as Agent access lists and associated permissions, so only your authorized persons have access to your Account. Prime Trust shall also be entitled to rely and act upon any instructions, notices, confirmations or orders received from your Agent(s) as if such communication was received directly from the Account Holder without any required further review or approval. Account Holder is solely responsible for monitoring and supervising the actions of your Agents with respect to the Account and Custodial Property.

c. Statements of assets, along with a ledger of receipts and disbursements of Custodial Property shall be available online at www.primetrust.com, in your Account, as well as via the websites and/or applications of third-party API integrators that you select and use.

d. Custodian shall be under no obligation to forward any proxies, financial statements or other literature received by it in connection with or relating to Custodial Property held under this agreement. Custodian shall be under no obligation to take any action with regard to proxies, stock dividends, warrants, rights to subscribe, plans of reorganization or recapitalization, or plans for exchange of securities.

e.   Account Holder agrees that Custodian may contact you for any reason. No such contact will be deemed unsolicited. Custodian may contact Account Holder at any address, telephone number (including cellular numbers) and email addresses as Account Holder may provide from time to time. Custodian may use any means of communication, including but not limited to, postal mail, email, telephone, or other technology to reach Account Holder.

f.   **ELECTRONIC STATEMENTS ELECTION:**
Account Holder agrees that Prime Trust will make statements available in electronic form only. Account Holder further agrees that you can and will log onto its Account at www.primetrust.com or on the websites or applications of its selected third-party API integrators at your discretion to view current or historic statements, as well as transaction history, assets and cash balances. Account Holder understands and agrees that under no circumstances may you request to have statements printed and mailed to you. If Account Holder desires printed statements, then you agree to log onto your Account at www.primetrust.com (or on the websites or applications of your selected third-party API integrators) and print them yourself.

6. TERM AND TERMINATION, MODIFICATION:

a.   This Agreement is effective as of the date set forth below and shall continue in force until terminated as provided herein.

b.   This Agreement may be terminated by either party at any time upon 30 days written notice to the other party (with email being an agreed upon method of such notice), provided, however, Prime Trust may immediately terminate this Agreement without notice or liability in the event that (i) Prime Trust becomes aware or has reason to believe that Account Holder may be engaged in illegal activity, or (ii) termination is deemed appropriate by Prime Trust to comply with its legal or regulatory obligations.

c.   This Agreement may be amended or modified only by the Custodian, or with the written agreement from the Custodian. Such amendments or modifications shall be effective on the 30th day after the Account Holder receives notice of such revision electronically via the email address shown on the records of Prime Trust.

d.   If this Agreement is terminated by either party then Custodian shall deliver the Custodial Property to Account Holder as soon as practicable or, at Account Holder's request to a successor custodian. Account Holder acknowledges that Custodial Property held in Custodian's name or nominee may require a reasonable amount of time to be transferred. Upon delivery of Custodial Property, Custodian's responsibility under this Agreement ceases.

e.   Notwithstanding anything to the contrary herein, this agreement shall terminate immediately upon the occurrence of any of the following events:

i.   Upon death of the Account Holder, the Custodian shall continue to hold Custodial Property until such time the Custodian receives instructions from Account Holder's executor, trustee or administrator pursuant to the probate process, as applicable, and has received advice of its legal counsel to transfer such assets (which costs shall be borne by the Account Holder). In the event that no beneficiaries claim this Account then the assets may be preserved in the Account for so long as possible, until a beneficiary makes itself known or as may be subject to "unclaimed property" regulations as promulgated by state and federal regulators (at which time assets on Account may be transferred or liquidated and proceeds forwarded to such authorities as required by law or regulation).

ii.   Filing of a petition in bankruptcy (by the Account Holders or by a creditor of the Account Holders). If this Agreement terminates due to the filing of a petition in bankruptcy, termination or dissolution of Account Holder, Custodian shall deliver the Custodial Property to the Court appointed representative for Account Holder. If no representative has been appointed by the Court, Custodian may deliver the Custodial Property to the person it deems to be an agent of the Account Holder and such delivery will release Custodian from any further responsibility for said Custodial Property.

110137893.7 0068322-00003

iii.   The legal incompetency of Account Holder, unless there is in existence a valid durable power of attorney or trust agreement authorizing another to succeed or act for Account Holder with respect to this agreement.

iv.   Prime Trust becomes aware of or suspects that the Account Holder or any of its Agents are engaged in any criminal activity, material violation of the law or material breach of the terms of this Agreement.

7. TERMS OF USE, PRIVACY POLICY:

Except as set forth in this Agreement, Account Holder agrees to be bound by the Prime Trust's most current, then in effect Terms of Use and Privacy Policy, as available via links at the bottom of the www.primetrust.com website. You represent that you have reviewed such policies and in using our services hereby agree to be bound by them. In the event of any conflict between any terms or provisions of the website Terms of Use or Privacy Policy and the terms and provisions of this Agreement, the applicable terms and provisions of this Agreement shall control.

8. DISCLAIMER:

EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, PRIME TRUST MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND WHETHER EXPRESS, IMPLIED (EITHER IN FACT OR BY OPERATION OF LAW). PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, QUALITY, ACCURACY, TITLE, AND NON-INFRINGEMENT. PRIME TRUST DOES NOT WARRANT AGAINST INTERFERENCE WITH THE USE OF THE SERVICES OR AGAINST INFRINGEMENT. PRIME TRUST DOES NOT WARRANT THAT THE SERVICES OR SOFTWARE ARE ERROR-FREE OR THAT OPERATION OR DATA WILL BE SECURE OR UNINTERRUPTED. PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL LIABILITY ARISING OUT OF THE FLOW OF DATA AND DELAYS ON THE INTERNET, INCLUDING BUT NOT LIMITED TO FAILURE TO SEND OR RECEIVE ANY ELECTRONIC COMMUNICATIONS (e.g. EMAIL). ACCOUNT HOLDER DOES NOT HAVE THE RIGHT TO MAKE OR PASS ON ANY REPRESENTATION OR WARRANTY ON BEHALF OF PRIME TRUST TO ANY THIRD PARTY. ACCOUNT HOLDER'S ACCESS TO AND USE OF THE SERVICES ARE AT ACCOUNT HOLDER'S OWN RISK. ACCOUNT HOLDER UNDERSTANDS AND AGREES THAT THE SERVICES ARE PROVIDED TO IT ON AN "AS IS" AND "AS AVAILABLE" BASIS. PRIME TRUST EXPRESSLY DISCLAIMS LIABILITY TO ACCOUNT HOLDER FOR ANY DAMAGES RESULTING FROM ACCOUNT HOLDER'S RELIANCE ON OR USE OF THE SERVICES.

9. LIMITATION OF LIABILITY; INDEMNIFICATION:

1.   Disclaimer of Liability and Consequential Damages.

CUSTODIAN SHALL NOT BE LIABLE FOR ANY ACTION TAKEN OR OMITTED BY IT IN GOOD FAITH UNLESS AS A RESULT OF ITS GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, IN EACH CASE AS DETERMINED BY A COURT OF COMPETENT JURISDICTION, AND ITS SOLE RESPONSIBILITY SHALL BE FOR THE HOLDING AND DISBURSEMENT OF THE CUSTODIAL PROPERTY IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT, SHALL HAVE NO IMPLIED DUTIES OR OBLIGATIONS AND SHALL NOT BE CHARGED WITH KNOWLEDGE OR NOTICE OF ANY FACT OR CIRCUMSTANCE NOT SPECIFICALLY SET FORTH HEREIN, ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES, NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, PRIME TRUST WILL NOT, UNDER ANY CIRCUMSTANCES, BE LIABLE TO ACCOUNT HOLDER FOR CONSEQUENTIAL, INCIDENTAL, SPECIAL, OR EXEMPLARY DAMAGES ARISING OUT OF OR RELATED TO ANY INVESTMENT OR TRANSACTION OCCURRING UNDER THIS AGREEMENT,

INCLUDING BUT NOT LIMITED TO, LOST PROFITS OR LOSS OF BUSINESS, EVEN IF PRIME TRUST HAS BEEN ADVISED OF THE LIKELIHOOD OF SUCH LOSS OR DAMAGE AND REGARDLESS OF THE FORM OF ACTION. THIS INCLUDES ANY LOSSES OR PROBLEMS OF ANY TYPE RESULTING FROM INCIDENTS OUTSIDE OF OUR DIRECT CONTROL, INCLUDING BUT NOT LIMITED TO ERRORS, HACKS, THEFT OR ACTIONS OF ISSUERS, TRANSFER AGENTS, SMART CONTRACTS, BLOCKCHAINS AND INTERMEDIARIES OF ALL TYPES.

2. Cap on Liability.
ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES UNDER NO CIRCUMSTANCES WILL PRIME TRUST'S TOTAL LIABILITY OF ANY AND ALL KINDS ARISING OUT OF OR RELATED TO THIS AGREEMENT (INCLUDING BUT NOT LIMITED TO WARRANTY CLAIMS), REGARDLESS OF THE FORM AND REGARDLESS OF WHETHER ANY ACTION OR CLAIM IS BASED ON CONTRACT, TORT, OR OTHERWISE, EXCEED THE TOTAL AMOUNT OF FEES PAID, IF ANY, BY ACCOUNT HOLDER TO PRIME TRUST UNDER THIS AGREEMENT DURING THE TWELVE (12) MONTH PERIOD PRIOR TO THE OCCURRENCE OF THE EVENT GIVING RISE TO SUCH LIABILITY.

3. General Indemnification.
Account Holder hereby agrees to indemnify, protect, defend and hold harmless Prime Trust and its officers, directors, members, shareholders, employees, agents, partners, vendors, successors and assigns from and against any and all third party claims, demands, obligations, losses, liabilities, damages, regulatory investigations, recoveries and deficiencies (including interest, penalties and reasonable attorneys' fees, costs and expenses), which Prime Trust may suffer as a result of: (a) any breach of or material inaccuracy in the representations and warranties, or breach, non-fulfillment or default in the performance of any of the conditions, covenants and agreements, of Account Holder contained in this Agreement or in any certificate or document delivered by Account Holder or its agents pursuant to any of the provisions of this Agreement, or (b) any obligation which is expressly the responsibility of Account Holder under this Agreement, or (c) any other cost, claim or liability arising out of or relating to operation or use of the license granted hereunder, or, (d) any breach, action or regulatory investigation arising from Account Holder's failure to comply with any state blue sky laws or other securities laws any applicable laws, and/or arising out of any alleged misrepresentations, misstatements or omissions of material fact in the Account Holders' offering memoranda, general solicitation, advertisements and/or other offering documents. Account Holder is required to immediately defend Prime Trust including the immediate payment of all attorney fees, costs and expenses, upon commencement of any regulatory investigation arising or relating to Account Holder's offering and/or items in this Section 9.3(a) through (d) above. Any amount due under the aforesaid indemnity will be due and payable by Account Holder within thirty (30) days after demand thereof. The indemnity obligations of Account Holder hereunder shall survive any termination of this Agreement and the resignation or removal of Custodian hereunder.

4. Limitation on Prime Trust's Duty to Litigate.
Without limiting the foregoing, Prime Trust shall not be under any obligation to defend any legal action or engage in any legal proceedings with respect to the Account or with respect to any property held in the Account unless Prime Trust is indemnified to Prime Trust's satisfaction. Whenever Prime Trust deems it reasonably necessary, Prime Trust is authorized and empowered to consult with its counsel in reference to the Account and to retain counsel and appear in any action, suit or proceeding affecting the Account or any of the property of the Account. All fees and expenses so incurred shall be for the Account and shall be charged to the Account.

5. Third Party Claims.
i. Account Holder agrees to bear sole responsibility for the prosecution or defense, including the employment of legal counsel, of any and all legal actions or suits involving the Account, which may arise or become necessary for the protection of the investments in that Account, including any actions

lodged against the Custodian. Account Holder also agrees to bear sole responsibility for enforcing any judgments rendered in favor of the Account, including judgments rendered in the name of Prime Trust as Custodian of the Account.

ii.   Account Holder agrees to be responsible for any and all collection actions, including contracting with a collection agency or institutional legal action, and bringing any other suits or actions which may become necessary to protect the rights of the Account. Account Holder understands that any legal filings made on behalf of this Investment are to be made on behalf of beneficial owners for whom Prime Trust acts as custodian. Account Holder agrees not to institute legal action on behalf of the Account without Custodian's written consent to litigate and that Account Holder shall prosecute any legal action. Account Holder agrees that any such legal action will be carried out in a manner that does not cause Custodian to incur any costs or legal exposure.

6.   Custodian may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or its duties hereunder, or relating to any dispute involving any disbursements or services contemplated herein, and shall incur no liability and shall be fully indemnified by you from any liability whatsoever in acting in accordance with the advice of such counsel. Account Holder shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel and fees may be deducted from Customer's account, including the liquidation of assets if needed in order to make cash available to settle such costs.

10. NOTICES:

All notices permitted or required by this Agreement will be via electronic mail ("email"), and will be deemed to have been delivered and received upon sending via any SMTP delivery service chosen by Prime Trust. Notices shall be delivered to the addresses on record which, if to Prime Trust shall be to support@primetrust.com and if to Account Holder shall be to the email address on file in your Account.

11. SEVERABILITY:

If any provision of this Agreement is for any reason found to be ineffective, unenforceable, or illegal by any court having jurisdiction, such condition will not affect the validity or enforceability of any of the remaining portions hereof.

12. NO LEGAL, TAX OR ACCOUNTING ADVICE:

Account Holder agrees without reservation that Prime Trust is NOT providing any legal, tax or accounting advice in any way, nor on any matter, regardless of the tone or content of any communication (oral, written or otherwise). Account Holder shall rely solely on its own legal, tax, accounting and other professional advisors for any such advice and on all matters.

13. NO INVESTMENT ADVICE OR RECOMMENDATIONS:

Account Holder agrees that Prime Trust is not providing any investment advice, nor do we make any recommendations regarding any securities or other assets to Account Holder. Account Holder agrees that it will not construe any communications from Prime Trust or any person associated with Prime Trust, whether written or oral, to be legal, investment, due diligence, valuation or accounting advice and agrees to only and exclusively rely on the advice of Account Holder' s attorneys, accountants and other professional advisors, including any Agents, investment advisers or registered broker-dealers acting on your behalf.

14. ELECTRONIC COMMUNICATIONS NOTICE AND CONSENT:

Each of Account Holder and Prime Trust hereby agree that all current and future notices, confirmations and other communications regarding this Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of

110137893.7 0068322-00003

record as set forth in the Notices section above or as otherwise from time to time changed or updated and disclosed to the other party, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients' spam filters by the recipients email service provider, or due to a recipients' change of address, or due to technology issues by the recipients' service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to Account Holder, and if Account Holder desire physical documents then it agrees to be satisfied by directly and personally printing, at Account Holder's own expense, either the electronically-sent communication(s) or the electronically available communications by logging onto Account Holder's Account at www.primetrust.com and then maintaining such physical records in any manner or form that Account Holder desire. Account Holder's Consent is Hereby Given: By signing this Agreement electronically, Account Holder explicitly agrees to this Agreement and to receive documents electronically, including a copy of this signed Agreement as well as ongoing disclosures, communications and notices.

15. ASSIGNMENT:

No party may transfer or assign its rights and obligations under this Agreement without the prior written consent of the other parties. Notwithstanding the foregoing, without the consent of the other parties, any party may transfer or assign its rights and obligations hereunder in whole or in part (a) pursuant to any merger, consolidation or otherwise by operation of law, and (b) to the successors and assigns of all or substantially all of the assets of such assigning party, provided such entity shall be bound by the terms hereof. This Agreement will be binding upon and will inure to the benefit of the proper successors and assigns.

16. BINDING ARBITRATION, APPLICABLE LAW AND VENUE, ATTORNEYS FEES:

This Agreement is governed by and will be interpreted and enforced in accordance with the laws of the State of Nevada without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, with venue in Clark County, Nevada, pursuant to the rules of the American Arbitration Association. Account Holder and Prime Trust each consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waives any right it may have to object to either the method or jurisdiction for such claim or dispute. In the event of any dispute among the parties, the prevailing party shall be entitled to recover damages plus reasonable costs and attorney's fees and the decision of the arbitrator shall be final, binding and enforceable in any court.

17. COUNTERPARTS, FACSIMILE, EMAIL, SIGNATURES:

This Agreement may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one and the same instrument, binding on each signatory thereto. This Agreement may be executed by signatures, electronically or otherwise, delivered by facsimile or email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

18. FORCE MAJEURE:

No party will be liable for any default or delay in performance of any of its obligations under this Agreement if such default or delay is caused, directly or indirectly, by fire, flood, earthquake or other acts of God; labor disputes, strikes or lockouts; wars, rebellions or revolutions; riots or civil disorder;

accidents or unavoidable casualties; interruptions in transportation or communications facilities or delays in transit or communication; supply shortages or the failure of any person to perform any commitment to such party related to this Agreement; or any other cause, whether similar or dissimilar to those expressly enumerated in this Section, beyond such party's reasonable control.

19. INTERPRETATION:

Each party to this Agreement has been represented by or had adequate time to obtain the advice and input of independent legal counsel with respect to this Agreement and has contributed equally to the drafting of this Agreement. Therefore, this Agreement shall not be construed against either party as the drafting party. All pronouns and any variation thereof will be deemed to refer to the masculine and feminine, and to the singular or plural as the identity of the person or persons may require for proper interpretation of this Agreement. And it is the express will of all parties that this Agreement is written in English and uses the font styles and sizes contained herein.

20. CAPTIONS:

The section headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

21. ENTIRE AGREEMENT, AMENDMENTS:

This Agreement sets forth the entire understanding of the parties concerning the subject matter hereof, and supersedes any and all prior or contemporaneous communications, representations or agreements between the parties, whether oral or written, regarding the subject matter of this Agreement, and may not be modified or amended, except by a written instrument executed after the effective date of this Agreement by the party sought to be charged by the amendment or modification.

22. CAPACITY:

Account Holder hereby represents that the signer(s) of this Agreement are over the age of 18 and have all proper authority to enter into the Agreement. Furthermore, if Account Holder is an entity (e.g. corporation, trust, partnership, etc. and not an individual) then the entity is in good standing in its state, region or country of formation; which Account Holder agrees to produce evidence of such authority and good standing if requested by Custodian. Account Holder agrees to provide Prime Trust with any additional information required to open the Account, including beneficial owners and other customer information. Account Holder represents that the information provided is complete and accurate and shall immediately notify Prime Trust of any changes.

23. SERVICES NOT EXCLUSIVE:

Nothing in this Agreement shall limit or restrict the Custodian from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

24. INVALIDITY:

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

25. SUBSTITUTE IRS FORM W-9

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__Under penalties of Perjury, Account Holder certifies that:__ (1) The tax identification number provided to Prime Trust by Account Holder, if Account Holder is a US person, is the correct taxpayer identification number and (2) Account Holder is not subject to backup withholding because**:** (a) Account Holder is exempt from backup withholding, or, (b) Account Holder has not been notified by the Internal Revenue Service (IRS) that it is subject to backup withholding. Account Holder agrees to immediately inform Prime Trust in writing if it has been, or at any time in the future is notified by the IRS that Account Holder is subject to backup withholding. Account Holders acknowledge that failing to provide accurate information may result in civil penalties.

Agreed as of _____ day of _____, 202_ by and between:

ACCOUNT NAME:

SIGNATURE:
TITLE, if any:

PRIME TRUST, LLC

By:_____
Name: Scott Purcell
Title: Chief Trust Officer

EXHIBIT D

"Testing the Waters" Communications



Company Name	Lora DiCarlo

Logo	

Headline	Empowering people to explore their sexuality with positivity and confidence.

Hero Image	

Tags	LGBTQ+ Founders, Female Founders, B2C, B2B, CPG, Wellness, $5M+ raised, Leading VC-backed, $5M+ revenue, Coming soon

---

Pitch text	**Summary** • Direct-to-consumer sales in 37 countries • Sold in 350 retail stores worldwide • Shipped 50,000 units to date • Launched 11 products with technology protected by 13 pending patents • A-list model and actress, Cara Delevingne, is investor and creative advisor

Problem

A lack of innovation in women's sexual health and wellness.

The sexual health and wellness industry is highly fragmented, composed of a plethora of companies and brands. Yet within this large market, there is limited focus on design by and for women. Without standout brands providing innovative products, most women don't even know the brand of their own adult toys.



Brands of Adult Toys Owned
Key Target People with Vaginas (n=1109)
I don't know 40%
Adam and Eve 40%
Magic Wand 12%
Trojan 10%
Durex 9%
Fifty Shades of Grey 5%
Womanizer 4%
We-Vibe 4%
Source: Lora DiCarlo Female Sexual Pleasure Study, Attitude and Usage Report, June 2019)

- No meaningful mainstream brand recognition
- Lack of investment in technology innovation
- Limited focus on design by and for women
- Highly-fragmented market ripe for consolidation

Solution

Award-winning sexual health and wellness technology.

Lora DiCarlo products use advanced technology to mimic human touch and movements. Our products empower people to boldly embrace their sexuality through self-exploration and education.

Your browser does not support HTML5 video.

Our in-house engineering team developed patent-pending technologies to create superior, innovative sexual health products. Sexual health and wellness innovation also comes from providing health and wellness education with an accessible and holistic knowledge base, and complimentary access to certified sexual wellness coaches.











Product

Empowering individuals to embrace their sexuality with innovative products.

Our products are designed and engineered with consumers' needs and desires in mind. Each of our products offer unique functionalities, dedicated to serving proven consumer needs.

Inspired By Human Touch

Designed using the principles of biomimicry, these products have moves. From stroking to circling to pulsating and titillating touches.

TAKE $20 OFF YOUR ORDER WITH CODE FIRSTTIME



OSÉ 2

PREMIUM ROBOTIC MASSAGER

• For Blended Orgasms
• Full Clitoral Coverage
• G-Spot Stimulation

AWARD WINNING



BACI

PREMIUM ROBOTIC CLITORAL STIMULATOR

• Full Clitoral Coverage
• Great for Solo Play
• Mimics Oral Sex

BEST SELLER



ONDA

ROBOTIC MASSAGER FOR G-SPOT

• Come-hither Motion
• Great for Exploration
• Vibration Boost

G-SPOT STIMULATOR



FILARE

MICROROBOTIC CLITORAL STIMULATOR

• Great for Foreplay
• Mimics Oral Sex
• Unique Sensations

3D SENSATION



CAREZZA

PERCUSSIONTOUCH™ CLITORAL STIMULATOR

• Great for Foreplay
• Mimics Oral Sex
• Unique Sensations

PULSATING

SHOP NOW

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The Warmth Of A Partner

Turn up the heat with patent-pending thermal conductive polymer. The gentle, radiating warmth of 104˚F (just above body temp), leaves you hot, but not bothered.



DRIFT

WARMING BULLET VIBRATOR

- Great for Beginners
- Pinpointed Stimulation
- Warming

BEST VALUE



SWAY

DUAL-ENDED WARMING MASSAGER

- Anatomically Contoured
- Great for Exploration
- Warming

HEATS TO 104°F



TILT

DUAL VIBRATION WARMING PLUG

- Anatomically Contoured
- Dual Stimulation
- Warming

P-SPOT PLAY

SHOP NOW

TAKE $20 OFF YOUR ORDER WITH CODE FIRSTTIME

A Holistic Wellness Collection

Products that support pleasure as part of your daily routine.



FLUID AQUA

WATER-BASED PERSONAL LUBRICANT

- Safe For All Toys
- Won't Stain
- FDA Certified

FDA CERTIFIED



FLUID COCO

BODY & MASSAGE OIL

- 100% Organic & Vegan
- Great for Partner Massage
- Soothes Your Skin

ORGANIC



FOAM CLEANER

PLEASURE PRODUCT CLEANER

- 100% Natural
- Antibacterial
- Safe For All Toys

ANTIBACTERIAL

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Traction

We launched our first product in 2020 and generated $7.5M in revenue.

We grew from a single product company to a worldwide multi-product, multi-channel brand.

- We launched 11 products protected by 13 patents pending
- We shipped over 50,000 products to customers from warehouses in Hong Kong, Amsterdam, and Los Angeles
- We sell directly to customers through our eCommerce website in 37 countries
- We are featured on shelves in 350 retail locations across the world
- A-list model and actress Cara Delevingne joined us as Co-owner and Creative Advisor

Worldwide brand recognition.

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Lora DiCarlo has received immense PR coverage in media outlets such as **The New York Times, Fast Company, Washington Post, Allure, Bustle, TIME Magazine, WIRED,** and **The New York Post.**

- Covered in 108 articles (Nov. 2020 - March 2021)
- Total article UVM (unique visitors per month) 37 billion
- Total ad value $64 billion

Customers

Explorers who believe in gender empowerment.

Our customers are sexual explorers who believe in gender empowerment and are looking to expand their education for themselves and with their partners.



We are developing a bigger platform for a community that understands that sexual wellness *is* wellness.



This is an excellent product!

I absolutely love my **Drift**. The purchasing and delivery experience was very easy. The discrete postage made delivery a stress free process. It is the perfect size for a first time user, nothing overwhelming but still intriguing.

All the features are easy and enjoyable to use. The heating features simply adds an element of pleasure and the 7 vibration settings allow for versatility during use. All these things simply make me more inclined to purchase from Lora DiCarlo again!

- Riley



WOW WOW WOW WOW!

I've never really been able to reach my full climax on my own, but I do have a very high sex drive. And though I have a very loving and active partner at home, I travel overseas a lot for work. The **Ose 2** has been a revelation.....

- L.T.



Performs as advertised

This married couple of 55 years has reawakened that excitement that we remembered from the "good old days."
Sway works on my shoulder also!

- William L.



Highly Recommend to All My Girlfriends!

The **Baci** is a game changer! It is easy to use and gives me the most intense orgasms of my life! It's great alone or with my husband and it's small size makes it possible to even use during intercourse…
I highly recommend this to all my girlfriends!

- Nancy M.

Our customers are highly engaged and want to help break the stigma around masturbation and pleasure.



I bought this for my girlfriend!

I bought **Carezza** for my girlfriend for Valentine's and I am now the best boyfriend ever.

- Clint T.



Explosive. Found the product spectacular.

Explosive. Found **Osé 2** to be spectacular. I'm very attuned with my sexual parts and zones.
Consider me for future testing of your new products.

- Blaine B.



A Baci for Every Woman!

The **Baci** was a revelation… Baci operates on another level and I have been consistently having some of the best orgasms of my life. So easy to use – just out of the beautiful packaging and you're off and running… The creator deserves a Nobel prize and a medal of freedom. The COVID vaccination folks first but then her. It's that amazing.

- Lauren D.



I really enjoyed the Filare.

I really enjoyed the **Filare**.

It helped me work up to a really good clitoral orgasm. Great toy! This is the third toy I bought from Lora DiCarlo.

- Vanessa K.



Ottimo prodotto come finizione materiale

Ottimo prodotto come finizione materiale Ottimo prodotto come finizione materiale igene. Adatto per provare piacere interno profondo, molto gradevole la sua parte calda che aumenta la sensazione naturale. Ottima la presa per la mano che da ampie possibilità di impiego e precisione.

- Marisa M. *Review of* **Sway**

Business Model

Global e-commerce and wholesale infrastructure

We offer our products through our online store and global wholesale partners. Our flagship product, Osé, continues to be our most popular product, accounting for 36% of our sales.

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We have an established female sales team based in California and Barcelona, with over 45 years of global industry expertise. We've been shipping wholesale accounts since September 2020. Our global wholesale business is 57% US, 39% EU and UK, and 4% the rest of the world.



We have a global logistics infrastructure with warehouses in LA, Hong Kong, and Amsterdam. We are positioned to maximize the growth potential in the sex tech market on a global scale.



Market

The global sexual wellness market has doubled in recent years to $74.7 billion dollars

Sexual desire is a basic human need. It's not going away. Increased mainstream acceptance of sexual pleasure continues to drive market growth.

The sexual wellness market represents the potential for significant financial returns.

With global brand recognition as a technology innovator and world-wide sales, Lora DiCarlo allows investors to participate in the sexual wellness market.

*Source: Allied Market Research, June 2020 | *Source: Global Wellness Institute, Global Wellness Economy Monitor, October 2018

Competition

Uniquely aligned with what consumers want.

We are positioned for continued growth in the sexual wellness market.

Our advantages lie in our proprietary technology and our in-house engineering team that can quickly develop product enhancements based on real-time customer data and feedback.


HIGH
LORA DICARLO
OhMiBod
we vibe
womanizer
THE ORIGINAL
LIONESS
Technology inspired by human movement
CALEXOTICS
SHOPDOCJOHNSON
b-Vibe
durex
Adam & Eve
TROJAN
FIFTY SHADES OF GREY
maude
LOW
HIGH
Focus on empowerment and sexual wellness

When surveyed, consumers confirmed that our intersection of technology and empowerment are what attracts them to our brand identity.



Brand Importance Percent Very Important
Key Target Females (n=1472)

Focus on sexual wellness and empowerment	35%
Have tech that is inspired by human movement	29%
Are made in the USA	23%
Are socially conscious (e.g.inclusive of everyone...)	19%
Are made and marketed by a female-run brand	13%

*Source: Lora DiCarlo Female Sexual Pleasure Study, Attitude and Usage Report, June 2019

Vision

A leader in creating a sexually equitable world

Lora DiCarlo aims to be a thought leader and primary driver in a sexually equitable world where individuality is celebrated and sexual exploration is praised. Since our founding, our mission and proprietary technologies have received global acclaim. Moving forward, we continue to innovate new products and services, to serve each consumer, and work towards creating a sexually equitable world.



Founder Lora Haddock DiCarlo with co-owner and creative advisor Cara Delevingne

Leading The Path To Pleasure

Setting out on a mission to destigmatize sexuality is no small feat, and we couldn't be prouder to have actress, model, and activist Cara Delevingne join Lora DiCarlo as a co-owner and creative advisor. Lora, Cara and the Lora DiCarlo team will work together to continue pushing the boundaries.

Sexy Meets Smart

Our products are engineered to be inclusive, user-friendly, and most importantly, mind-blowing. They combine innovative technology with the beautiful design to delight you in the moment and inspire you to keep exploring your sexual well-being.

Investors

Lora DiCarlo has raised $7M.

We have raised money from investors including Republic Labs, Romulus Capital, River Bend Capital, VU Fund, Gaingels (global network of LGBTQ+/Ally investors), and individual investor Cara Delevingne (model, actress, and activist).



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Founders

Lora DiCarlo.

Lora Haddock DiCarlo founded her namesake brand in 2017 with a mission to create a more sexually equitable world. Prior to launching, the brand broke ground at CES, with its flagship product Osé, winning a coveted innovation award. Quickly rescinded, the CTA cited the product as "obscene". Lora quickly became a vocal advocate for sexual wellness brands, stressing the importance of inclusion in the broader wellness category.



Continuing to garner accolades, the brand has seen explosive growth with over thirteen patents-pending for its award-winning technology. In addition to becoming a leader in wellness tech, Lora is building a team rooted in her founding values of respect, empowerment, and integrity.

Team

 Lora H DiCarlo   CEO & Founder   Lora Haddock DiCarlo founded her namesake brand in 2017 with the mission to create a more sexually equitable world and introduced sex tech inspired by human movement.

Perks

$0	$20 off a purchase of $100 or more at loradicarlo.com with code FIRSTTIME at checkout.
$100	$25 off a purchase of $100 or more 1 ticket to join the digital Empower Your Pleasure Launch Party
$250	$35 off a purchase of $100 or more One free Fluid Aqua One free Fluid Coco 1 ticket to join the digital Empower Your Pleasure Launch Party
$500	$45 off a purchase of $100 or more Lora DiCarlo Fluid Bundle - 1 Fluid Aqua, 1 Fluid Coco and 1 Foaming Cleanser 2 tickets to join the digital Empower Your Pleasure Launch Party
$1,000	Warming Bundle - One free product of your choice from our Warming Line and free Fluid Coco 20% off any purchase for 6 months 2 tickets to join the digital Empower Your Pleasure Launch Party
$1,500	Human Touch Bundle - One free product of your choice from the biomimicry line and free Fluid Aqua and Fluid Coco 20% off any purchase for 6 months 2 tickets to join the digital Empower Your Pleasure Launch Party
$10,000	Entire suite of Lora DiCarlo products 25% lifetime discount
$15,000	All lower tier perks 1:1 digital call with Lora
$25,000	Entire suite of Lora DiCarlo products 25% lifetime discount Dinner with Lora in New York City
$50,000	Entire suite of Lora DiCarlo products 25% lifetime discount 1 In person ticket to the Empower Your Pleasure Launch Party
$100,000	Entire suite of Lora DiCarlo products 25% lifetime discount 2 In person tickets to the Empower Your Pleasure Launch Party

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Project: Republic CrowdFunding
Creative: Investor Facing Video for Republic Landing Page
Live Date: April 12

HERO VIDEO TRANSCRIPT:

Do you remember your first time? Were you nervous? Did it leave you breathless?

Hi, I'm Lora Haddock DiCarlo, the Founder & CEO of Lora DiCarlo. I started a company that will literally give you an orgasm. But, when I say "first time", I'm talking about investing. If you're a first time investor, or a first time investor in sexual wellness, your first time should be with Lora DiCarlo.

This company started with an orgasm, and it's grown into something bigger — a mission to destigmatize the conversation about pleasure and masturbation.

We've grown from zero revenue in 2019 to $7.5M in our first year of business and launched 10 new products in the last 12 months. Our products are award-winning, they're engineered to be inclusive, user-friendly, and most importantly they're mind-blowing.

The wellness market is exceptionally large, but despite the industry's size, there's still a lack of innovation and brand recognition. For example, our internal consumer studies show that only 40% of adult toy owners can actually identify the brand of the device they own.

We see future opportunities in wellness products and telehealth services. We've already brought 11 products and 1 telehealth service to market… and we're just getting started.

Our in-house engineering team and quick-turn development capabilities make it possible to create products to fill the needs of the market, meanwhile pushing the industry to become more inclusive of all anatomies. To achieve this, our products innovate around robotics, material science and electromagnetics.

Our direct-to-consumer eCommerce site ships to 37 countries from warehouse locations in Amsterdam, Hong Kong and Los Angeles. And in September of 2020 we launched business-to-business sales and have distributors and retail partners across the globe.

This was no easy feat and couldn't have been done without our team of marketing and sales experts…. And not to mention the endorsement of our investor, co-owner, and creative advisor, Cara Delevingne.

In December we closed 3 million dollars in funding and will continue to scale this business. We are motivated to continue innovating on consumer needs and desire which we do with the support and validation of investors like Republic Labs, Romulus Capital, VU Fund, Gaingels, River Bend Capital and Cara Delevinge.

We know that investing in sexual wellness is a great opportunity, but what do others think?

Hi, at Vu Venture Partners, we are extremely selective with our investments. We source more than 18 thousand deals per year, but only invest in roughly 0.1% of the companies sourced and reviewed. We are very pleased to have invested in Lora DiCarlo as one of our portfolio companies.

I'm more confident than ever that with your help, we can change the world. We're committed to helping create a world where all humans can embrace their sexuality with positivity and confidence. So see how your pleasure can grow with Lora DiCarlo.

SOLUTION VIDEO TRANSCRIPT:

So the idea for this company all started with an orgasm. Then, it grew into a bigger vision around innovation through inclusion and destigmatizing the conversation around sex and masturbation, because pleasure is good for you.

We're a femme led sex-tech company driving pleasure innovation.

Ose 2, our flagship robotic stimulator that delivers powerful hands-free orgasms.

Baci uses patent-pending microrobotics to create the sensations of a partner's mouth and tongue.

Carezza's patent-pending PercussionTouch technology mimics human touch with sensual stroking sensations.

Filare's dual stimulation points recreate the feel of sensual circling and stroking using 3D technology.

Onda is a robotic massager that strokes internal erogenous zones with a come-hither motion.

I see a world where sexual stigma and shame are erased and gender equity and empowerment are embraced.

INVESTORS VIDEO TRANSCRIPT:

I am Lorenzo Tione, Managing Director of Gaingels and we at Gaingels are delighted to have been part of Lora Di Carlo's most recent round of investment.



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With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Dear [Name],
I'm excited to let you know that Lora DiCarlo is launching our first ever crowd-funding campaign in partnership with Republic on April 12, 2021. Together we are democratizing the ownership economy and making investment accessible to everyone. For the first time you can invest in the $74B sexual wellness industry — and us.

In our first year of business, we generated $7.5M in revenue, launched 11 products, and shipped 50,000 units to satisfied customers in 37 countries across the world. And we're just getting started.

For as little as $100 you can support our mission to create a sexually equitable world and help us bring sexual wellness to the mainstream. Be an early contributor to our campaign and reserve your SAFE shares now!

We are beyond grateful for your support, and we can't wait to continue this journey together.

See how your pleasure can grow, with Lora DiCarlo. Learn More: https://republic.co/loradicarlo

Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

We're about to announce a unique opportunity for investors at any stage in their portfolio management. Find out more about our BIG announcement coming Monday, 4/12! *https://republic.co/loradicarlo*

With regard to communications by an issuer of this post to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.